NO ACT

PE
1-7-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



March 8, 2011

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-08-2011

Re: Bank of America Corporation
Incoming letter dated January 7, 2011

Dear Mr. Gerber:

This is in response to your letter dated January 7, 2011 concerning the shareholder proposal submitted to Bank of America by the SEIU Master Trust. We also have received a letter from the proponent dated January 31, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Eunice Washington
Director, SEIU Benefit Funds
SEIU Master Trust
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202

March 8, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bank of America Corporation
Incoming letter dated January 7, 2011

The proposal urges the board to amends its clawback policy to provide that the board will review, and determine whether to seek recoupment of, bonuses and other incentive compensation paid to senior executives in the previous five years based on financial or operating metrics that have been determined by the board to have been materially unsustainable or that have been the subject of a financial restatement.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(6). We are unable to conclude that the company lacks the power or authority to implement the proposal. Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Bank of America's practices and policies do not compare favorably with the guidelines of the proposal and that Bank of America has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org



January 31, 2011

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Bank of America Corporation to omit stockholder proposal submitted by the SEIU Master Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Service Employees International Union Master Trust (the "Trust") submitted a shareholder proposal (the "Proposal") to Bank of America Corporation ("Bank of America" or the "Company"). The Proposal asks Bank of America's board of directors to adopt a policy that the board will review, and determine whether to seek recoupment of, bonuses and other incentive compensation (or appropriate portions thereof) paid to senior executives in the previous five years based on financial or operating metric(s) ("Compensation Metrics") that (a) have been determined by the board to have been materially unsustainable, as shown by subsequent impairment charges, asset writedowns or other similar developments affecting the Compensation Metrics; or (b) have been the subject of financial restatement, regardless of the culpability of the individual senior executive.

In a letter to the Division dated January 7, 2011 (the "No-Action Request"), Bank of America stated that it intends to omit the Proposal from its proxy materials to be distributed to stockholders in connection with the Company's 2011 annual meeting of stockholders. Specifically, Bank of America argued that it is entitled to exclude the Proposal in reliance on (a) Rule 14a-8(i)(10), arguing that the Company has substantially implemented the Proposal; (b) Rule 14a-8(i)(3), on the ground that the Proposal is vague and indefinite and thus materially false or misleading in violation of Rule 14a-9; and (c) Rule 14a-8(i)(6), claiming that the Proposal is so vague and indefinite that it is beyond the Company's power to implement. As discussed more fully below, Bank of America has not met its burden of providing its entitlement to rely on any of those exclusions; accordingly, the Trust respectfully asks that its request for relief be denied.

<u>Bank of America Has Not Substantially Implemented the Proposal Because There is No Mechanism for Recouping Compensation Paid Based on Materially Unsustainable Compensation Metrics</u>

Rule 14a-8(i)(10) allows exclusion of a proposal that has already been substantially implemented. Bank of America claims that it has substantially implemented the Proposal because its current compensation policies and practices satisfy the "essential objective of the proposal" and "address the underlying concerns of the proposal." Because Bank of America provides no mechanism for recouping compensation paid on materially unsustainable compensation metrics; however, one of the Proposal's two core elements has not been implemented. Bank of America is thus not entitled to exclude the Proposal in reliance on Rule 14a-8(i)(10).

The purpose of the Proposal, as clearly expressed in the supporting statement, is to create a credible threat that senior executives will not be permitted to keep incentive compensation paid based on materially unsustainable metrics or metrics that are subsequently the subject of a financial restatement. In the Trust's view, such a threat would help to foster a longer-term outlook on the part of senior executives.

Bank of America urges that a new clawback requirement imposed by the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"), which requires companies to adopt clawback policies with particular features. New Section 10D of the Securities Exchange Act of 1934, created by Dodd-Frank, will be implemented via SEC rulemaking later this year; it requires that clawback policies allow recoupment of compensation paid based on metrics that are subsequently the subject of an accounting restatement.

Significantly, Section 10D does not address recovery of compensation paid based on metrics that are later found to have been materially unsustainable. Thus, Dodd-Frank is irrelevant to one of the two circumstances in which the Proposal seeks to provide for recoupment. It is difficult to see, then, how Dodd-Frank could be viewed as mooting the Proposal.

Bank of America does not deal directly with this shortcoming. Instead, it shifts gears and claims that other compensation practices "work together with the [clawback] Policy to ensure that the incentive compensation realized over time appropriately reflects the time horizon of the risks taken and encourage proper conduct." Specifically, Bank of America urges that its use of a "performance-based clawback" and a "detrimental conduct clawback" for equity awards substantially implement the Proposal.

But those features fall short for two reasons. First, they apply only to equity awards, and not to cash bonuses or other cash payouts. Second, both of those clawback features involve consideration of an executive officer's individual culpability, which is at odds with the formulation advanced in the Proposal. According to the No-Action Request, the performance-based clawback states that the Compensation and Benefits Committee will "assess the executive officer's accountability" for a loss experienced during the equity vesting period. Similarly, the detrimental conduct clawback requires a finding that an executive officer engaged in detrimental conduct before amounts paid can be recovered.

Finally, Bank of America argues that other aspects of its compensation policies already encourage long-term sustainable performance by senior executives. Bank of America points to the proportion of compensation delivered in the form of equity, the company's stock ownership requirement and aspirational language in the Compensation and Benefits Committee charter and Bank of America's Global Compensation Principles.

Even taken together, these practices and principles do not satisfy the essential objectives of the Proposal because they do not provide for the recovery of compensation already paid. None of the policies on which Bank of America relies creates any risk for a senior executive that he or she will have to relinquish any compensation if results turn out not to be sustainable. As discussed above, the Proposal's focus is on creating a mechanism that would allow such recovery. Other practices that supposedly foster alignment or a long-term perspective, but which do not provide for recoupment, should not be deemed to moot the Proposal.

In sum, Bank of America has not substantially implemented the Proposal because it has not adopted any policy or other mechanism providing for the recovery of compensation paid based on performance that is later shown to have been materially unsustainable. Accordingly, it has not met its burden of proving that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(10).

<u>The Proposal Is Not Impermissibly Vague, Making Exclusion in Reliance on Rule 14a-8(i)(3) Inappropriate</u>

Bank of America claims that the Proposal does not clearly describe how the requested policy should operate and that it fails to define key terms. This entire section of the No-Action Request simply rehashes arguments Bank of America advanced—unsuccessfully—just last year in an effort to obtain a determination allowing exclusion of the Trust's substantially similar proposal on vagueness grounds. In apparent recognition of this fact, Bank of America urges the Division to "reconsider" last year's determination.

The Trust will not repeat all of the points it made last year to counter Bank of America's arguments. Highlights include:

- The Trust intends for the Proposal to operate prospectively. The use of the past tense in the resolved clause is necessary because the language must describe the proposed policy's operation at several different points in time. If the board determines that any of the Compensation Metrics have been materially reduced as the result of a financial restatement or have been shown to be materially unsustainable, at that point the board needs to look back five years to determine the compensation that should be recouped. These two timeframes account for the use of the past tense in the Proposal's resolved clause.
- The term "financial or operating metric(s)" is not impermissibly vague. Both financial and operating metrics are commonly used in compensation programs and are well understood by both stockholders and companies. In October 2008, Bank of America amended its Financial Performance Plans and Involuntary Separation Pay Arrangements to provide for the forfeiture of "incentive or bonus compensation based on the

achievement of performance goals tied to or affected by the Company's financial results" during the time in which Bank of America was participating in the Troubled Asset relief Program. (See Plan Amendments dated Oct. 22, 2008) This terminology, which the Company used without further definition, is no more specific than the language used in the Proposal.

- Bank of America urges that the Proposal cannot delegate to the Compensation and Benefits Committee the tasks of fleshing out the meaning of "materially unsustainable" and defining "other similar developments" for purposes of the policy. But stockholders voting on the Proposal would have a clear idea of the kind of policy the Proposal advocates. The Proposal's objective is to ensure that compensation that is not actually earned because the metrics on which it was based were "reversed" in the subsequent five years is can be recouped.
- Materiality is a familiar concept for stockholders; in the context of the Proposal, they would know that by requiring that results be "materially" unsustainable, the Proposal avoids requiring recoupment when small writedowns or charges are taken. Many clawback or recoupment policies include a materiality qualifier without further elaboration on the meaning of that term.
- The Proposal does provide guidance regarding the meaning of the term "other similar developments." The word "similar" means like an impairment charge or asset writedown, the specific actions mentioned in the Proposal. Those actions are taken to reflect a reduction in the value of an asset, though, unlike a restatement, they do not imply that the value was incorrectly recorded in the first place. A reasonable stockholder reading the Proposal would understand "other similar developments" within this context.

The voting results for the Trust's 2010 stockholder proposal do not support the notion that the Proposal is confusing to stockholders. One would expect that a stockholder who did not understand what the 2010 proposal sought or how it would operate might abstain rather than express a clear view on the proposal's merits. Out of 6,656,258,850 shares voted (i.e., not broker non-votes), however, only 59,065,539 abstained. Out of 6,597,193,311 shares voted for and against, 2,892,695,327 supported the 2010 proposal. It strains credulity that holders of nearly three billion of the Company's shares would support a stockholder proposal that was so vague as to warrant exclusion pursuant to Rule 14a-8(i)(3).

Proxy advisors, similarly, analyzed the 2010 proposal and did not note any ambiguity or lack of clarity. For example, the analysis of Proxy Governance Inc., which did not recommend that its clients support the 2010 proposal, carefully parsed the differences between what the proposal sought and what Bank of America had already implemented and concluded that the Company's existing policies were sufficient. Nowhere does Proxy Governance's analysis suggest that the 2010 proposal was vague or difficult to understand. (See Proxy Governance, Inc., Bank of America Corp. annual meeting Apr. 28, 2010, published Apr. 14, 2010 (attached hereto as Exhibit A) ISS Proxy Advisory Services, which supported the 2010 proposal, likewise described the proposal's request without reference to any confusion over terminology or operation. (See ISS Proxy Advisory Services, Bank of America Corporation annual meeting Apr. 28, 2010, no publication date (attached hereto as Exhibit B))

There is no reason to revisit the Division's 2010 determination rejecting Bank of America's vagueness claims on a proposal that was nearly identical to the Proposal. The terms to which Bank of America objects have commonly understood meanings for both stockholders and companies, and the response to the 2010 proposal by stockholders and their advisors demonstrates that the purpose and operation of the policy proposed therein was clear to stockholders. The Trust therefore respectfully urges that Bank of America should not be permitted to exclude the Proposal in reliance on Rule 14a-8(i)(3).

<u>The Proposal is Within Bank of America's Power to Implement Because it is Not Excessively Vague or Indefinite</u>

As discussed above, the Proposal is not so vague and indefinite as to support exclusion in reliance on Rule 14a-8(i)(3). As a result, Bank of America's argument that the Proposal is beyond the Company's power to implement is inapplicable.

*****

If you have any questions or need additional information, please do not hesitate to call Steve Abrecht at (202) 730-7051. The Trust appreciates the opportunity to be of assistance in this matter.

Very truly yours,

Eunice Washington
Director, SEIU Benefit Funds

EW:bh
Enclosures (3)

cc: Andrew A. Gerber
Hunton & Williams
Fax # 704-378-4890

PROXY Governance, INC.

Contact: Alesandra Monaco
Published: 04/14/2010

BANK OF AMERICA CORP (NYSE : BML.PRQ, NYSE : BML.PRL, NYSE : BML.PRI, NYSE : BAC)

Annual Meeting | **Record Date:** 03/03/2010 | **Meeting Date:** 04/28/2010

Classification: Russell 3000, S&P 500
Fiscal Year End: 12/31/2009
Market Capitalization: $191.8B

- Investor Relations
- Proxy Statement
- SEC Filing 10k
- Company Description

Meeting Agenda

Proposals			Recommendations		
			Management	PROXY *Governance*	
MGT	1	Elect Nominees	FOR	SPLIT	Analysis
	1A	SUSAN S. BIES	FOR	FOR	
	1B	WILLIAM P. BOARDMAN	FOR	FOR	
	1C	FRANK P. BRAMBLE, SR.	FOR	FOR	
	1D	VIRGIS W. COLBERT	FOR	FOR	
	1E	CHARLES K. GIFFORD	FOR	AGAINST	
	1F	CHARLES O. HOLLIDAY, JR.	FOR	FOR	
	1G	D. PAUL JONES, JR.	FOR	FOR	
	1H	MONICA C. LOZANO	FOR	FOR	
	1I	THOMAS J. MAY	FOR	FOR	
	1J	BRIAN T. MOYNIHAN	FOR	FOR	
	1K	DONALD E. POWELL	FOR	FOR	
	1L	CHARLES O. ROSSOTTI	FOR	FOR	
	1M	ROBERT W. SCULLY	FOR	FOR	
MGT	2	Ratify Appointment of Auditors	FOR	FOR	Analysis
MGT	3	Increase Common Stock	FOR	FOR	Analysis
MGT	4	Ratify Executive Compensation	FOR	FOR	Analysis
MGT	5	Add Shares/Amend 2000 Non-Employee Directors? Stock Option Plan	FOR	FOR	Analysis
SH	6	Disclose Prior Government Employment	AGAINST	AGAINST	Analysis
SH	7	Report on Executive Compensation - Non-Deductible Compensation	AGAINST	AGAINST	Analysis
SH	8	Allow Shareholders to Call Special Meeting	AGAINST	AGAINST	Analysis
SH	9	Allow Advisory Vote on Executive Compensation	AGAINST	AGAINST	Analysis
SH	10	Review/Report on Succession Planning Policy	AGAINST	AGAINST	Analysis
SH	11	Report on Over-the-Counter DerivativesTrades	AGAINST	FOR	Analysis
SH	12	Recoup Unearned Management Bonuses	AGAINST	AGAINST	Analysis

MGT = Management, SH=Shareholder, SHB=Shareholder— binding proposal

In December 2009, the company repaid the $45 billion in capital it received under the Troubled Asset Relief Program.

The recoup unearned bonuses proposal, Item 12, has been designated by the AFL-CIO as a key vote for the 2010 proxy season. The AFL-CIO Key Votes Survey rates the voting practices of investment managers by surveying how they voted on pre-identified proposals with an aim of representing a worker-owner view of value.

Finger Limited, holder of 1.1 million shares, is calling on shareholders to oppose the re-election of C. Gifford and the proposed increase in the share authorization (Item 3), and to support resolutions to allow shareholders to call special meetings (Item 8) and to recoup unearned bonuses (Item 12).

Table of Contents

- State law/Charter/Bylaw Provisions
- Auditor Profile
- Vote Results

Proposal Analysis

Comparative Performance Analysis

PROXY Governance's Comparative Performance Analysis contains calculations and graphs that reflect a company's historical performance and that of its industry peers (listed below) based on certain key financial metrics generally over a five–year period.

Comparative Performance Analysis

Peer Companies

For the Comparative Performance Analysis, generally up to 10 peer companies are selected primarily based on industry, but also considering market capitalization.

Peer Companies			
AMERICAN EXPRESS CO	BARCLAYS PLC/ENGLAND -ADR	CITIGROUP INC	GOLDMAN SACHS GROUP INC
HSBC HOLDINGS PLC -ADR	JPMORGAN CHASE & CO	MORGAN STANLEY	ROYAL BANK OF CANADA
U S BANCORP	WELLS FARGO & CO		

Comparative Performance Analysis

Comparative Return to Shareholders


Total Shareholder Return
TSR (%)
200
150
100
50
0
-50
0
12
24
36
48
60
Months Prior to Mar 2010
BAC TSR
Peer TSR
S&P 500 TSR


Compounded Annual Growth Rate
CAGR (%)
200
150
100
50
0
12
24
36
48
60
Months Prior to Mar 2010
BAC CAGR
Peer CAGR
S&P 500 CAGR

Source: FAME North American Pricing [NAP]

The graphs above depict total shareholder return and compounded annual growth rate at specific points in time over the past five years based on average monthly stock prices. The graphs should be read from left (present time) to right (60 months before present time). The graphs allow the user to determine either the company's total shareholder return or compounded annual growth rate to date based on an investment made at a specific point in time over the last five years. Assumes payment, but not reinvestment, of dividends.

Comparative Performance Analysis

Composite Performance Summary

Composite Performance:

	Percentile relative to S&P 1500		Percentile Pts.
	Company	Peers	Trend
Composite:	**42**	**54**	⬆ 17
Quarterly Shareholder Returns:	29	51	⬇ -13
Cash Flow from Operations/Equity:	54	41	⬆ 101
Return on Equity:	37	64	⬇ -10
Revenue/Expenses:	73	81	⬇ -2


5-Year Relative Performance*
Percentile
Returns
CF/Eqty
ROE
Rev/Exp
COMPOSITE
Performance
Company
Peers


5-Year Performance Trend*
Percentile
Returns
CF/Eqty
ROE
Rev/Exp
COMPOSITE
Performance

Based on five-year data when available

Governance Analysis

Governance Analysis

Executive Compensation

PROXY *Governance* evaluates a company's executive compensation over the last three years, as available, and compares that to the median compensation paid by its peers over the same time frame. For our compensation model, generally 20 peer companies are selected based on similarity of market capitalization and broad economic sector using the GICS. Only U.S. and certain U.S. reporting companies that are incorporated offshore are included in this peer group.

The graph that follows shows:

- The average three-year CEO compensation paid by the company expressed as a percentage from median peer compensation.
- The average three-year compensation paid to the company's other named executives (excluding the CEO) as a percentage from median peer compensation.

Domestic Peer Companies			
APPLE INC	AT&T INC	BANK OF NEW YORK MELLON CORP	CISCO SYSTEMS INC
CITIGROUP INC	COCA-COLA CO	GENERAL ELECTRIC CO	GOOGLE INC
HEWLETT-PACKARD CO	INTEL CORP	INTL BUSINESS MACHINES CORP	JOHNSON & JOHNSON
JPMORGAN CHASE & CO	MORGAN STANLEY	ORACLE CORP	PFIZER INC
PROCTER & GAMBLE CO	VERIZON COMMUNICATIONS INC	WAL-MART STORES INC	WELLS FARGO & CO


Relative Pay
Percentage from Median
100
75
50
25
0
-25
-50
-75
-100
CEO
Other Named Execs

Executive Compensation										
Executive	Salary	Bonus	Cash Incentive (Payout)	Equity Incentive (Target)	Stock Awards (GDV)[1]	Option Awards (GDV[1])	Pension/Deferred Compensation	All Other	1-yr Pay	Avg. Pay[2]
Kenneth D. Lewis Former CEO/President	$0	$0	$0	$0	$0	$0	$4,177,495	$32,171	$4,209,666	$12,262,853
Brian T. Moynihan President, Bank of										

America Consumer and Small Business Banking	$800,000	$0	$0	$0	$5,200,000	$0	$475,220	$36,248	$6,511,468	$7,669,690
Joe L. Price CFO	$750,000	$0	$0	$0	$5,250,000	$0	$81,358	$37,250	$6,118,608	$5,143,481
Thomas K. Montag President Global Banking and Markets	$586,539	$0	$0	$0	$29,313,469	$0	$0	$30,423	$29,930,431	$29,930,431
Gregory L. Curl Global Risk Executive	$600,000	$0	$0	$0	$9,300,000	$0	$741,974	$16,000	$10,657,974	$10,657,974

[1]Options calculated using a Black-Scholes valuation model. GDV = Grant Date Value.
[2]Average pay is based on three-years of pay data, when available.

As disclosed for fiscal year end 2009.

Governance Analysis

Board Profile

Name	Nominee	Term Ends	Not Ind. (SRO)	Relationships/ Transactions*	Position	Audit	Comp.	Nom.	Age	Tenure	Other Board Seats	<75% Att.	Prev. yr. withhold votes	Total Compensation
Susan S. Bies	✓	2011						✓	62	1	1		--	$215,016
William P. Boardman	✓	2011					✓		68	1	--		--	$215,016
Frank P. Bramble Sr.	✓	2011							61	4	--		21.7%	$257,918
Virgis W. Colbert	✓	2011						✓	70	1	4		14.4%	$299,832
Charles K. Gifford	✓	2011	✓	FmrEmp, Trans					67	6	2		7.4%	$1,787,194
Charles O. Holliday Jr.	✓	2011						✓	62	1	2		--	$144,000
D. Paul Jones Jr.	✓	2011				FE		✓	67	1	--		--	$215,016
Monica C. Lozano	✓	2011						✓	53	4	1		24.7%	$257,918
Thomas J. May	✓	2011						Chair	62	6	1		6.7%	$270,000
Brian T. Moynihan	✓	2011	✓	Emp	CEO				50	0	--		--	--
Donald E Powell	✓	2011				FE	✓		68	1	1		--	$215,016
Charles O. Rossotti	✓	2011				Chair, FE			69	1	1		13.6%	$314,874
Robert W. Scully	✓	2011				FE	✓		60	1	--		--	$164,376
Count/Average	13		2			4	3	6	63.0	2.2	1.0	0	14.7%	$363,015

Independence	
Board	84.6%
Audit	100.0%
Compensation	100.0%
Nominating/Governance	100.0%

The above independence information is bases on Self-Regulatory Organizations' (SROs) standards of independence. PROXY Governance believes that the SROs standards of independence are satisfactory and does not support the use of an additional overlay of independence standards, which may vary among advisory services, institutional investors, and commentators. PROXY Governance believes that if the SROs standards are perceived to be inappropriate, interested parties should reopen the debate with the SROs or the SEC to have those standards adjusted.

*The affiliations and transactions may not result in the director not qualifying as an independent director under SRO standards. Key: Emp = Employee of the company, Rel = Relative of employee; FmrEmp = Former Employee; Trans = Business transaction

Governance Analysis

Stock Ownership/Voting Structure

Type of stock	Outstanding shares	Vote(s) per share
Common (10,031,985,594)	0	1
Series 1 Preferred Stock	4,861	150
Series 2 Preferred Stock	17,547	150
Series 3 Preferred Stock	22,336	150
Series 4 Preferred Stock	12,976	150
Series 5 Preferred Stock	20,190	150
Series 6 Preferred Stock	65,000	5
Series 7 Preferred Stock	16,596	5
Series 8 Preferred Stock	89,100	150

Series B Preferred Stock	7,571	1

Director & Officer Ownership
0.1%

Significant Shareholders
None

Governance Analysis

State Law/Charter/Bylaw Provisions

State Law Statutory Provisions	
State of Incorporation	Delaware
Business combination	✓
Control share acquistion	
Fair price provision	
Constituency provision	
Poision pill endorsement	

Charter/Bylaws Provisions	
Classified board	
Cumulative voting	
Dual class/unequal voting rights	
Blank check preferred stock	✓
Poison pill	
Directors may be removed only for cause	
Only directors may fill board vacancies	✓
Only directors can change board size	✓
Supermajority vote to remove directors	
Prohibit shareholders to call special meetings	
Prohibit action by written consent	
Fair price provision	
Supermajority vote for mergers/business transactions	
Supermajority to amend charter/bylaw provisions	
Constituency provision	
Directors - Majority Vote	✓
Directors - Resignation policy	✓

Note: Bylaws and Articles of Incorporation could not be located neither on SEC nor company's website. Therefore, complete provision analysis could not be captured.

Governance Analysis

Auditor Profile


Fees Paid to Auditor
Thousands ($)
75,000
50,000
25,000
0
pany (FYE Dec 2008)
Company (FYE Dec 2009)
Peer Median 2009
S&P 500 Median - Cumulative
Audit
Audit Related
Tax
Other

Peer group includes companies listed under Executive Compensation.

PricewaterhouseCoopers LLP has served as the company's independent auditors since 1993.

Audit Fees					
	Audit fees	Audit Related fees	Tax fees	Other fees	Total fees paid
BANK OF AMERICA CORP	$94,800,000	$11,100,000	$20,800,000	$1,300,000	$128,000,000

As disclosed for fiscal year end 2009.

Governance Analysis

Vote Results of Last Annual Meeting

Proposals		% FOR Votes[1]	For Votes	Against Votes	Abstentions	Broker Non-Votes
MGT	Elect directors[2]	62.6% - 93.4%				
MGT	Ratify Appointment of Auditors	96.7%	5,180,800,929	176,728,198	50,435,940	0
MGT	Ratify Appointment of Auditors	96.7%	5,180,800,929	176,728,198	50,435,940	0
MGT	Ratify Appointment of Auditors	96.7%	5,180,800,929	176,728,198	50,435,940	0
MGT	Ratify Appointment of Auditors	96.7%	5,180,800,929	176,728,198	50,435,940	0
MGT	Ratify Executive Compensation	71.3%	3,760,904,582	1,515,100,623	131,959,862	0
MGT	Ratify Executive Compensation	71.3%	3,760,904,582	1,515,100,623	131,959,862	0
MGT	Ratify Executive Compensation	71.3%	3,760,904,582	1,515,100,623	131,959,862	0
MGT	Ratify Executive Compensation	71.3%	3,760,904,582	1,515,100,623	131,959,862	0
SH	Report on Prior Government Service	7.8%	264,217,364	3,118,508,324	383,394,469	1,641,844,910
SH	Report on Prior Government Service	7.8%	264,217,364	3,118,508,324	383,394,469	1,641,844,910
SH	Report on Prior Government Service	7.8%	264,217,364	3,118,508,324	383,394,469	1,641,844,910
SH	Report on Prior Government Service	7.8%	264,217,364	3,118,508,324	383,394,469	1,641,844,910
SH	Allow Advisory Vote on Executive Compensation	40.1%	1,413,064,569	2,112,151,659	240,902,830	1,641,846,009
SH	Allow Advisory Vote on Executive Compensation	40.1%	1,413,064,569	2,112,151,659	240,902,830	1,641,846,009
SH	Allow Advisory Vote on Executive Compensation	40.1%	1,413,064,569	2,112,151,659	240,902,830	1,641,846,009
SH	Allow Advisory Vote on Executive Compensation	40.1%	1,413,064,569	2,112,151,659	240,902,830	1,641,846,009
SH	Adopt Cumulative Voting	37.8%	1,407,858,285	2,318,473,314	39,788,159	1,641,845,309
SH	Adopt Cumulative Voting	37.8%	1,407,858,285	2,318,473,314	39,788,159	1,641,845,309
SH	Adopt Cumulative Voting	37.8%	1,407,858,285	2,318,473,314	39,788,159	1,641,845,309
SH	Adopt Cumulative Voting	37.8%	1,407,858,285	2,318,473,314	39,788,159	1,641,845,309
SH	Allow Shareholders to Call Special Meeting	49.4%	1,813,106,348	1,860,772,353	92,241,056	1,641,845,310
SH	Allow Shareholders to Call Special Meeting	49.4%	1,813,106,348	1,860,772,353	92,241,056	1,641,845,310
SH	Allow Shareholders to Call Special Meeting	49.4%	1,813,106,348	1,860,772,353	92,241,056	1,641,845,310
SH	Allow Shareholders to Call Special Meeting	49.4%	1,813,106,348	1,860,772,353	92,241,056	1,641,845,310
SH	Appoint Separate/Independent Board Chair	50.3%	1,855,886,029	1,830,717,895	79,514,234	1,641,846,909
SH	Appoint Separate/Independent Board Chair	50.3%	1,855,886,029	1,830,717,895	79,514,234	1,641,846,909
SH	Appoint Separate/Independent Board Chair	50.3%	1,855,886,029	1,830,717,895	79,514,234	1,641,846,909
SH	Appoint Separate/Independent Board Chair	50.3%	1,855,886,029	1,830,717,895	79,514,234	1,641,846,909
SH	Review/Report on Predatory Lending	33.4%	1,074,369,549	2,144,423,922	547,325,787	1,641,845,809
SH	Review/Report on Predatory Lending	33.4%	1,074,369,549	2,144,423,922	547,325,787	1,641,845,809
SH	Review/Report on Predatory Lending	33.4%	1,074,369,549	2,144,423,922	547,325,787	1,641,845,809
SH	Review/Report on Predatory Lending	33.4%	1,074,369,549	2,144,423,922	547,325,787	1,641,845,809
SH	Review/Report on Healthcare Related Issues	7.5%	237,379,055	2,920,840,646	607,900,556	1,641,844,810
SH	Review/Report on Healthcare Related Issues	7.5%	237,379,055	2,920,840,646	607,900,556	1,641,844,810
SH	Review/Report on Healthcare Related Issues	7.5%	237,379,055	2,920,840,646	607,900,556	1,641,844,810
SH	Review/Report on Healthcare Related Issues	7.5%	237,379,055	2,920,840,646	607,900,556	1,641,844,810
SH	Limit Executive Compensation	26.8%	998,122,727	2,730,947,822	37,048,708	1,641,845,810
SH	Limit Executive Compensation	26.8%	998,122,727	2,730,947,822	37,048,708	1,641,845,810
SH	Limit Executive Compensation	26.8%	998,122,727	2,730,947,822	37,048,708	1,641,845,810
SH	Limit Executive Compensation	26.8%	998,122,727	2,730,947,822	37,048,708	1,641,845,810

[1] As a % of votes cast for and against; may not reflect passage of proposal. [2] Low — High director votes.

Note: See the Board Profile for individual director votes.

Proposal Analysis

Management

1 Elect Nominees

PROXY *Governance* Vote Recommendation: SPLIT

Proposal:

To elect the following 13 nominees to the board: S. Bies, W. Boardman, F. Bramble Sr., V. Colbert, C. Gifford, C. Holliday Jr., D. Jones Jr., M. Lozano, T. May, B. Moynihan, D. Powell, C. Rossotti, R. Scully

Analysis:

- Board size: 13
- New directors since last year: 7
- Independent directors: 11

- Non-Independent directors: 2

Non-Independent directors: C. Gifford, B. Moynihan

See the Board Profile above for additional detail.

Recent Developments: Although not mortally-wounded by the subprime crisis, Bank of America continues to work through various challenges stemming from its multi-billion dollar acquisition of Countrywide Financial, the nation's largest mortgage lender, and its shotgun marriage with Merrill Lynch at the height of the financial crisis. Chief among these are issues of governance – risk management, board oversight and accountability – areas which the bank, albeit under considerable external pressure, has sought to address over the last 12 months. The bank, nevertheless, remains on a short-leash, not just with investors, but also with the public and regulators. A brief summary of recent developments follows.

Personnel Changes: The board has undergone a major shakeup since last year's acrimonious annual meeting, at which investors, reeling from undisclosed bonuses and losses at Merrill, successfully stripped then-CEO Ken Lewis of the chairmanship, and cast withhold votes of more than 20% for a third of the nominees (F. Bramble, R. Tillman, M. Lozano, J. Ward, T. Sloan and CEO Lewis). (For PGI's 2009 coverage go to https://research.proxygovernance.com/content/pgi/reports/0/060505/060505_2009-04-29_A1.shtml.) Over the next three months, nine directors resigned, including Sloan, a 13-year veteran of the board and its lead independent director who had been singled out in Vote No campaigns by the Change to Win Coalition of labor unions and Finger Interests Ltd; the other departing directors included W. Barnett, J. Collins, G. Countryman, T. Franks, P. Mitchell, J. Prueher, R. Tillman and J. Ward -- the latter a 15-year veteran who was also targeted in Finger's campaign. Since then, six new directors (W. Boardman, S. Bies, C. Holliday, D. Jones, D. Powell, R. Scully) have joined – a revamping that came at the behest of regulators concerned at the board's collective expertise in banking and finance. With the exception of Holliday, the recently retired CEO of DuPont, the new candidates come from either the banking industry or have background in the regulation of the financial services industry. Two other directors, Chairman Massey, credited with overseeing the board's makeover, and T. Ryan, another director singled out by investors last year, are not standing for-election.

The board is also without Lewis, who announced in October his intention to retire at end of the year. Despite drawing the ire of investors at last year's meeting – which added up to a 37% withhold vote -- Lewis' decision to step-down after nine years as CEO caught many by surprise. This apparently included the board if we are to judge by the two months of uncertainty and public speculation triggered by the announcement of his departure. Ultimately, the board stayed close to home, selecting B. Moynihan, who has been at the bank since its 2004 acquisition of his previous employer, FleetBoston Financial. Although the company discusses its succession planning in the proxy, shareholders have filed a resolution on the topic (see Item 10).

Governance Changes: Both as a result of an internal review by a committee of independent directors and pursuant to a court-settlement with the SEC (see below), the board has made improvements to its governance structure. One of the most significant developments emerging from the committee review has been an overhaul of risk governance. The existing Asset Quality Committee has been recast as a more targeted Credit Committee focused on credit exposures and adequacy of credit losses, while a new Enterprise Risk Committee was established in October to oversee enterprise-wide risks including market risk, interest rate risk, liquidity risk and reputational risk. Together with the Audit Committee, which is already charged with overseeing operational risk, the committees are intended to bring a comprehensive overview to the full board, which must now annually approve a risk appetite statement for the company. Membership of the committees does not overlap: the Audit Committee (see Board Profile above for composition) is made up entirely of directors who have joined since January 2009, all of whom have backgrounds in banking, financial regulation or operational risk management; the Credit Committee consists of four directors, two of which have backgrounds in banking (Gifford and Boardman), and two of whom (Boardman and Holliday) are new directors (the other member is Lozano). Finally, the Enterprise Risk Management Committee comprises Ryan, who is not standing for re-election, Bies and Bramble, who have backgrounds in financial regulation and banking, and May and Colbert.

Under the agreement with the SEC, in effect for the next three years, the bank has agreed to adopt enhanced independence standards for members of the Compensation and Benefits Committee; retain an independent compensation consultant for that committee; retain independent disclosure counsel for the Audit Committee; implement and disclose written incentive compensation principles on the corporate website and provide for an advisory vote on pay. All but Clifford (due to additional compensation he receives, see below) and CEO Moynihan meet the enhanced independence standards.

TARP-repayment: In a move broadly welcomed by analysts, the bank successfully paid back its entire $45 billion TARP investment in December, funding $19.3 billion through new equity and the remainder from excess liquidity.

Continuing Merrill Fallout: Although the acquisition buoyed up earnings on the back of a strong year for investment banking, the hastily-arranged merger, and questions of who knew what when regarding executive bonuses and historic losses at Merrill have continued to plague the company.

In February, the bank finally settled allegations with the SEC that it misled investors over the deal for $150 million. The SEC, which had sued the bank over the failure to disclose bonuses and losses at Merrill, originally brokered a settlement in July, under which Bank of America admitted no wrong doing and agreed to pay $33 million; but, in a rare move, the federal judge overseeing the case threw out the settlement, questioning the "fairness behind allowing executives accused of wrongdoing agree to a settlement in which shareholders would pay a fine for the executives' alleged misbehavior." For its part, the SEC had insisted it would be difficult to build a case against individual executives. In finally agreeing to the settlement, Judge J. Rakoff opinioned that:

- The merger proxy failed to adequately disclose the bank's agreement to let Merrill pay $5.8 billion in bonuses;
- The bank failed to disclose before the shareholder vote "the bank's ever-increasing knowledge that Merrill was suffering historically great losses during the fourth quarter" and that Merrill had nonetheless accelerated the payment of $3.6 billion in bonuses;
- Despite the bank's somewhat coy refusal to concede the materiality of these nondisclosures, it seems obvious that a prudent bank shareholder, if informed of the aforementioned facts, would have thought twice about approving the merger or might have sought its renegotiation; and
- The SEC's conclusion that executives acted negligently, rather than intentionally, was a "reasonable conclusion."

However, the soap-opera of whether or not Lewis et al sought to dupe shareholders continues with the high-profile civil suit brought by New York Attorney General Andrew Cuomo against the bank, as well as Lewis and CFO J. Price. Cuomo charges executives with hiding Merrill's $16 billion loss from shareholders ahead of the vote, and then threatening to bail on the deal because of those losses unless the government made additional TARP funds available. Numerous other legal proceedings are also ongoing.

Withhold Vote Campaign: Finger Interests, which holds 1.1 million shares and was pivotal in campaigns against several incumbents in 2009 (all of whom have since departed), is continuing to push for governance changes at the bank albeit in a more "modest campaign" that recognizes the "significant changes" since last year's meeting. In making its case for further enhancements to the board's independence, the fund, which acquired its shares in the sale of Charter Bancshares Inc to NationsBank in 1996, points to what it says was the unnecessary rush to repay TARP funds and the appointment of an inside successor to Lewis. A more independent board, Finger argues, would have been acutely sensitive to the dilution caused by repaying TARP – at the government's request, the bank raised $18.8 billion in new equity — and would have counseled patience in returning the government's money, holding out for stronger share performance and additional earnings before raising equity funds. Instead, the board acquiesced to Lewis' desire to close the book on the TARP affair before leaving office and rode roughshod over shareholders' rights by exceeding the share authorization limit by issuing common stock equivalents. With those instruments carrying an initial 10% coupon if shareholders did not approve their conversion, Finger says the board left shareholders with the unappealing choice: "Do you want me to kick you in the left shin or the right shin?"

As for the CEO succession, Finger has concerns over the appointment of an insider, especially one so closely-tied to Lewis and the Merrill deal. Moynihan, as a general counsel, was pivotal in negotiating the second round of TARP funding necessary to support Merrill's mounting losses. His appointment to the position also unfortunately connects to the continuing saga over the failure to disclose those losses: Cuomo's case alleges that Moynihan's predecessor, Timothy Mayopoulos, was fired for disagreeing over the decision not to disclose losses to shareholder; the bank maintains he was pushed to make way for Moynihan, who the board feared would otherwise quit the firm.

Finger is calling on shareholders to withhold from Gifford, a director which it says should have been acutely aware of the risks involved in hastily arranging the Merrill deal, given his background in banking (former CEO of FleetBoston Financial Corp., which the bank acquired in 2004). In fact, Finger says Gifford remained silent despite reservations about the deal's due diligence process, referring to a widely publicized email to fellow board member William Barnet several months after deal, in which he wrote, "yes yes yes...and it's the way we approved acquisitions that tick me off the most!!!", referring to the board's "approval process" for acquisitions. Finger also points to Gifford's testimony to the House Committee on Oversight and Governmental Reform, at which he acknowledged in questioning that he wrote an email to his family in which he stated the acquisition was a bad idea for the bank's shareholders. Rather than speaking out against the deal, Finger alleges Gifford was more concerned about maintaining his consulting agreement with the bank, which he executed shortly after the bank's 2004 acquisition of FleetBoston Financial Corp., where he had been serving as CEO. The agreement, among other things, provided for up to 120 hours of flying time on corporate aircraft and had a reported value of $1.5 million in 2009. The agreement, which had an initial five-year term, was not renewed by the board earlier this year.

Performance: According to PROXY *Governance*'s performance analysis, the company has underperformed peers over the past five years; the company ranks at the 42nd percentile relative to the S&P 1500 while its peers rank at the 54th percentile; the company is improving relative to peers at a rate of 17 percentile points per year.

Compensation: The average three-year compensation paid to the CEO is 10% above the median paid to CEOs at peer companies and the average three-year compensation paid to the other named executives is 33% above the median paid to executives at peer companies. For our calculations, former CEO Lewis, who stepped down at the end of the year, is listed as "CEO."

The company's executive compensation appears generally reasonable compared to peers and given its poor financial performance relative to peers. That said, with last year's pay set under the requirements of the TARP program and in full glare of the media, the key issue for shareholders is the bank's post-TARP pay structure. And unfortunately, the CD&A does not offer much visibility into what pay will look like going forward. Details of fiscal 2009 compensation follow.

In light of his decision to retire and following discussions with Special Master Ken Feinberg, Lewis declined to receive any salary or incentive compensation for 2009, though his reported compensation does include $4.2 million in changes in pension value. Upon retirement, his accumulated pension benefits totaled $57 million. He also left with around $11 million in deferred compensation benefits and a life insurance policy valued at $10 million. Having reached the retirement age of 60 years, his outstanding equity awards continue to vest on their original schedule. The company does not generally maintain employment, severance or change in control agreements with any of its executive officers, and no special payments were made in connection with Lewis' retirement.

The compensation of CFO Price and T. Montag, a former executive of Merrill who heads up the global banking business, also came under the purview of the Special Master, while the company voluntarily applied the same principles to Global Risk Executive G. Curl and Moynihan, then-head of the consumer and small banking business. Under this structure, the bulk of compensation was in the form of salary stock, which though fully-vested, is payable in 36 monthly installments (in cash, based on the prevailing stock price), beginning January 2011, though accelerated by one-year upon repayment of TARP. Montag also received an additional restricted stock award (valued at $20 million) in 2009, pursuant to a contractual guarantee in his initial offer letter with Merrill in May 2008 (no other contractual payments are outstanding).

Summary: Whereas some of its peers have unfinished work to do on the strategic front, the key challenges for Bank of America's board at this point lie in closing the credibility gap wrenched open by the handling of the Merrill merger and its aftermath. Whatever new findings may or may not emerge from ongoing legal proceedings, the events have undermined shareholders' faith in the board's competence, strength of independent oversight, and transparency and accountability. And while bold actions have been taken over the last year (albeit under external pressure), the board remains on probation with investors.

The handling of Lewis' succession – specifically the uncertainty that was allowed to engulf the bank during the search – was certainly not a good start, in our view. However, we find no corroborating evidence from equity analysts to support Finger's claims the appointment of an inside successor to Lewis and the repayment of TARP funds were contrary to shareholders' best interests and "demonstrate the need for greater independence." The latter won broad support among analysts and reactions to Moynihan's appointment were generally positive (both based on Reuters coverage).

That said, we struggle to see the value Gifford brings as an independent director to the board at this point. His credibility with shareholders has been jeopardized by comments he made about the Merrill merger, especially in light of the handsome benefits he was receiving from Bank of America at the time. Further, his "in-depth knowledge of the financial services industry," as the board puts it, appears no longer so unique given the emphasis put on recruiting new directors with banking and financial expertise.

Rationale/Conclusion:

The board has been significantly overhauled since last year's acrimonious meeting, and it has successfully bolstered its collective expertise in banking and financial regulation with new appointments. While we support these changes, and generally believe the board should now be given time to prove itself to shareholders, we struggle to see the value C. Gifford continues to bring to the board at this time. His credibility with shareholders has been jeopardized by comments he made about the Merrill merger, especially in light of the handsome benefits he was receiving from Bank of America at the time. As such, we are inclined to oppose his re-election.

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Management

2 Ratify Appointment of Auditors

PROXY *Governance* Vote Recommendation: FOR

Proposal:

The Audit Committee has selected PricewaterhouseCoopers LLP as the company's independent auditors for the next fiscal year.

Analysis:

Barring circumstances where there is an audit failure due to the auditor not following its own procedures or where the auditor is otherwise complicit in an accounting treatment that misrepresents the financial condition of the company, PROXY *Governance* recommends the company's choice of auditor. PROXY *Governance* believes that concerns about a corporation's choice of auditor and the services performed (e.g., high non-audit fees) should be directed through withhold votes from the members of the audit committee, which is responsible for retaining and compensating the auditor.

See the Auditor Profile above for additional detail.

Rationale/Conclusion:

We believe that, in this circumstance, the board/audit committee should be accorded discretion in its selection of the auditor.

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Management

3 Increase Common Stock

PROXY *Governance* Vote Recommendation: FOR

Proposal:

To increase the number of authorized shares of common stock from 11.3 billion to 12.8 billion.

Management View:

The board believes that it is desirable to have additional authorized common shares for possible future financing and acquisition transactions, stock dividends or splits, employee benefits plans and other general corporate purposes. The additional shares will provide greater flexibility to the board and may allow such shares to be issued without the expense and delay of a special stockholders' meeting. All authorized but unissued common shares approved by this amendment will be available for issuance without further action by the stockholders, unless otherwise required by applicable law or regulation.

Analysis:

PROXY *Governance* believes that management should be given reasonable flexibility in determining a company's needs for additional shares. Unless there is evidence of past abuses or reason to distrust management's judgment in its use of the company's authorized share capital, we generally supports requests to increase authorized equity so long as the increase is not excessive – companies typically seek capital authorizations increases in the range of 100%; we review proposals where the increase exceeds a reasonable threshold on a case-by-case basis, taking into account the shares currently available for issuance and the company's stated share capital needs.

This request represents a 13% increase in authorized common shares, which is lower than capital authorization proposals typically sought by other companies.

Finger Interests is calling on shareholders to oppose this resolution, arguing the current and former boards have been insensitive to diluting shareholders and have taken actions that have led to a permanent destruction of shareholder value through poor allocation decisions and a disregard for shareholders. Finger draws particular to attention to what it says was the premature decision to repay TARP, a move that unnecessarily diluted shareholders by 14.8%.

As noted in Item 1, the company issued common stock equivalents in its $18.3 billion equity offering conducted in connection with its repayment of TARP funds. In February, to provide for the conversion of those shares, shareholders approved an increase of 1.3 billion in the authorization limit, of which 1.286 billion were ultimately issued to holders of the common stock equivalents.

PGI does not take issue with the decision to repay TARP, and given that only about 1% of the current authorized common shares are unreserved and available for issuance, we believe it reasonable to give the board the flexibility afforded by this increase.

Rationale/Conclusion:

The request is modest and we believe it reasonable to give the board the flexibility afforded by this increase.

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Management

4 Ratify Executive Compensation

PROXY *Governance* Vote Recommendation: FOR

Proposal:

To approve the company's executive compensation policies and procedures, as described the Compensation Discussion and Analysis section, tabular disclosures and accompanying narrative in the company's proxy statement. This proposal is not binding; its approval or disapproval will serve as an advisory recommendation to the board.

Management View:

In support of its practices, the board notes the following:

- Although the company was profitable for both 2008 and 2009 and repaid the TARP funds, the Compensation and Benefits Committee did not award named executives any year-end cash or equity incentive awards in either year.
- The company does not maintain employment agreements that provide for cash severance upon termination or in connection with a change in control (other than one limited exception inherited from a predecessor as a result of an acquisition).
- The company has a policy that prohibits future employment or severance agreements that provide for benefits exceeding two times base salary and bonus unless approved by shareholders.
- The company encourages long-term stock ownership with awards features such as no vesting on restricted stock and stock options until the third anniversary and an additional three year hold requirement on net proceeds from stock option exercises.
- The CEO must hold at least 500,000 shares of common stock.
- Executive officers do not earn any additional retirement income under any supplemental executive retirement plan.
- A comprehensive set of clawback provisions are maintained.

Analysis:

Background: The concept of an advisory vote on compensation – popularly referred to as "say-on-pay", and the subject of precatory shareholder resolutions since 2006 – has acquired broader political and public support in wake of the global financial crisis and the renewed attention recent events have brought to executive compensation. It is expected that broader legislation will be enacted requiring that all publicly-traded companies hold an annual advisory vote beginning with the 2011 proxy season. In the meantime, approximately 40 companies voluntarily have adopted advisory votes as proponents continue to push the issue through the shareholder resolution mechanism – although some companies have opted to implement biennial or triennial votes. The average support for the approximate 200 management say on pay proposals that came to a vote in 2009 was 89% of votes cast – and all of these proposals passed.

PGI Approach: PROXY *Governance* generally evaluates these proposals, as we approach the election of members of the Compensation Committee, through our pay-for-performance analysis. Where pay levels are out of line, compensation arrangements are egregious, or where governance practices potentially compromise the ability for independent directors to set pay, we will recommend shareholders vote against ratifying executive compensation and its related disclosures. In such cases, generally we would also advocate voting against incumbent members of the Compensation Committee who are subject to re-election. However, we may also recommend against management say on pay proposals if we feel that the disclosure provided by the Compensation Committee does not sufficiently allow for an effective evaluation of the company's ongoing approach to linking pay to performance, even if overall pay levels appear reasonable.

Overview of the Company's Compensation Program

Compensation Elements: For shareholders, the primary factor in evaluating a compensation program is to determine whether compensation is reasonable compared to peers given relative financial performance. Attention should also be given to the supporting contractual structure, employment terms, change-of-control benefits and other provisions, which can potentially shield executives from employment or performance risk, and in certain cases, guarantee excessive one-off payments.

- Pay for Performance Evaluation: The company's pay-profile is not unreasonable compared to peers given relative financial performance. That said, with last year's pay set under the requirements of the TARP program (and in full glare of the media) and with Wall Street as a whole promising some sort of pay-reform, the key issue for shareholders is visibility going forward. Unfortunately, Bank of America does not give much of a preview of what its post-TARP pay structure will look like; this is despite posting new "Compensation Principles" on its website. The CD&A does say that "generally up to 70%" of total compensation for the CEO will be in the form of equity, generally not vesting until the third anniversary.
- Key Compensation Components: As noted above, last year's pay was set under the restrictions of the TARP program and the oversight of the Special Master. As a result of this process, then-CEO K. Lewis ultimately forewent any compensation for the year, while the other named executives received salary and salary stock (fully-vested but payable over 36 months following TARP repayment), and no bonus awards or long-term incentive awards. The exception to this was a restricted stock grant of 1.4 million shares (valued at around $20 million) to Montag, paid under the terms of his initial offer letter with Merrill in May 2008.
- Severance Benefits: The company adheres to best practice in this area. It does not maintain agreements with its executive officers providing for cash severance under any scenario, with the exception of G. Curl, inherited from the acquisition of Curl's former employer (however, the proxy reports that Curl is scheduled to retire this year without triggering any payouts). The company also has a stated policy that it will not enter into future agreements providing for a multiple in excess of two times base salary and bonus without shareholder approval. Outstanding equity awards are forfeited under termination for cause and accelerated upon consummation of a change in control transaction. If the individual is over 60 years, awards will continue to vest on the original schedule in the event of voluntary termination (so long as the individual does not go on to work for a competitor); otherwise awards are generally forfeited. The company no longer contributes to a supplemental retirement plan, or SERP. Enhanced benefits accumulated prior to the SERP's suspension (in 2002) were paid to CEO K. Lewis – CEO since 2001 and president since 1993-- with his total benefits under the plan amounting to $53.5 million. Other executives also have accumulated benefits under the frozen plan.

Compensation-Related Disclosure: In order for shareholders to effectively evaluate the company's ongoing pay program, the Compensation Committee should clearly disclose how the company's strategic objectives and executive compensation are aligned, and how pay practices relate to the market for corporate talent. Further, given that the achievement of long-term strategic goals requires an effective leadership team, the board should be engaged in a continuous process of management development and succession planning.

- Alignment with Strategic Objectives: While the CD&A explains that the committee emphasizes company-wide financial performance, with particular focus on earnings, earnings per share, total shareholder return and revenue – and analyzes these over various time periods – there is little accompanying visibility into how the compensation structure is constructed and tweaked in connection with the strategic objectives and initiatives set by the board to drive long-term value. The above metrics reflect performance, but do not indicate the key strategic drivers the board is pressing on to deliver long-term value. The exceptions are the discussions of how efforts to mitigate excessive risk taking are incorporated into the compensation program, and how the clawback provisions, in particular the performance-based clawback, operate to "encourage sustainable profitability." Both these areas accord with the renewed emphasis across the financial sector on less risky profit drivers.
- Peer Group: The proxy statement includes disclosure on the companies designated by the Compensation Committee as "peers" and the peers generally appear reasonable. This includes a sector peer group consisting of Citigroup, Goldman Sachs, JPMorgan, Morgan Stanley and Wells Fargo, and a broader group of large US companies (including Coca Cola, General Electric, ExxonMobil) used to gain a "general perspective."
- Succession Planning: The company outlines its succession planning process, responsibility for which is delegated to the Corporate Governance Committee, but with the full-board reviewing the plan on an annual basis (also see Item 10).

Compensation Governance: Although the SROs set minimum independence standards for the Compensation Committee, shareholders may wish to consider additional attributes. In this case we note the following:

- Tenure: Reflecting the revamping of the board over the last year or so, the average board tenure of Compensation Committee members is 1 year, which is lower with the average director tenure in the U.S. of around 7 years.
- Withhold Votes – Until last year, where withhold votes spiked across the board (see Item 1), directors, whether on the compensation committee or not, had not received notable withhold votes in recent years. At the 2009 annual meeting, around 29% of votes were cast against ratifying the company's compensation, 18 percentage points higher than the average opposition level for management say on pay proposals last year.
- Shareholder Resolutions – Until last year, executive compensation-related proposals had not received notable support in recent years. At the 2009 meeting, however, resolutions a say-on-pay proposal garnered 40% (close to average for the proposal), while a proposal to place limits on certain forms of compensation attracted 27% support.

Rationale/Conclusion:

We support this advisory proposal as the company's overall compensation structure appears reasonable and clearly disclosed.

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Management

5 Add Shares/Amend 2000 Non-Employee Directors? Stock Option Plan

PROXY *Governance* Vote Recommendation: FOR

Proposal:

Increase the number of shares reserved under the 2003 Key Associate Stock Plan by 500,000,000.

Management View:

The board explains that the plan is critical to attracting and retaining individuals critical to the company's long-term success, and in aligning the interests of such individuals with those of shareholders. The additional shares are necessary to ensure the continued operation and success of the plan.

Analysis:

- Award types: Stock options, stock appreciation rights (SARs), restricted stock shares and restricted stock units
- Eligibility: 45,000 Employees
- Plan/Amendment dilution: 5.0%
- Total equity dilution: 11.2%
- Evergreen provision: No
- Concentration of equity awards to named executives (last fiscal year): 2%
- Repricing permitted: No
- Minimum option exercise price: 100% of fair market value

Shareholders must vote on equity plans by regulation, but the plans themselves and their features should not be the sole focus. PROXY *Governance* believes the emphasis should be on overall compensation costs for a company as a whole, company performance, and specifically, in terms of possible self-dealing, executive compensation. Where pay is unreasonable, the Compensation Committee should be held responsible, and we would recommend withhold votes accordingly.

According to PROXY *Governance*'s analysis, the company's executive compensation appears reasonable compared to peers and given relative financial performance.

Rationale/Conclusion:

The company's overall compensation structure is reasonable and clearly disclosed. We support this proposal as part of that compensation structure.

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Shareholder

6 Disclose Prior Government Employment

PROXY *Governance* Vote Recommendation: AGAINST

Proposal:

The proponent requests that the board report annually on persons employed by the company at the rank of vice president or higher, or as a consultant, lobbyist, legal counsel, director or investment banker, who, in the previous five years have served in any governmental capacity, and to disclose to shareholders whether such person was engaged in any matter which had a bearing on the company's business.

Proponent:

Davis, Evelyn Y.

Shareholder View:

The proponent asserts that full disclosure on these matters is essential at the bank because of its many dealings with federal and state agencies, and because of pending issues before Congress and other legislative and regulatory bodies.

Management View:

In opposition, the board contends that the disclosures sought would duplicate much of the information required by law to be made publicly available, providing little additional value to shareholders. Moreover, given that the company has over 11,000 associates with the title of SVP or above, it would require extensive research.

Analysis:

PROXY Governance believes that shareholders are justified in seeking greater transparency and accountability regarding a company's political activities and influence. However, we do not believe that the disclosure sought in this proposal would further shareholders' understanding of the company's political activities.

Rationale/Conclusion:

We do not believe that, at this time, the proponent's request is necessary or warranted.

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Shareholder

7 Report on Executive Compensation - Non-Deductible Compensation

PROXY *Governance* Vote Recommendation: AGAINST

Proposal:

The proponent asks that the board report annually on the extent to which the application of 162(m) of the Internal Revenue Code resulted in some or all of the remuneration of the company's senior executives being non-deductible for federal income tax purposes, how much money that non-deductible pay is costing the company in terms of higher taxes, and the rationale for paying such non-deductible compensation.

Proponent:

American Federation of Labor and Congress of Industrial Organizations

Shareholder View:

The proponent notes that executive compensation rules accompanying TARP limit the tax-deductible compensation that a company may pay to each executive at $500,000 per year. Salaries in excess of $500,000 can be paid, but doing so may increase the company's income taxes and affect its bottom line and thus affect stockholder returns, the proponent explains.

Notwithstanding this standard, the proponent is concerned that banks may be reverting to their pre-crisis compensation practices. It cites a September 2009 study by the Institute for Policy Studies that found CEOs of the 20 banks that received the most TARP funds were paid 37% more than the average for top executives at S&P 500 companies the preceding year.

In targeting Bank of America, the proponent notes that in last year's proxy, the company stated that "[s]ome compensation payable to our executive officers for 2008 exceeds the applicable Section 162(m) deduction limit," and asks for the board to explain why it approved compensation in excess of the non-deductible limits in the law and to report how much this cost the company.

Management View:

The board argues the proposal's underlying concern with non-deductible pay at TARP companies is moot since TARP funds have been repaid. It also disagrees with the proposal's suggestion that the value of tax deductions should be a primary factor in structuring compensation, explaining that the primary requirement should be to provide compensation that attracts and retains executive talent in order to maximize shareholder value. It also states that much of the desired information can be gathered from existing disclosures.

Analysis:

While PGI recognizes that bankers' pay, particularly at companies receiving government support during the financial crisis, has become a flashpoint for investors, regulators and the public at large, we believe the focus should be on pay-for-performance, with the latter understood to be long-term sustainable profitability. In this regard, PROXY *Governance* takes a holistic approach to executive compensation, examining all components of executive pay including salary, bonus plans and equity plans. We then review that data to determine how the executives are paid relative to their peers and relative to the company's financial performance versus its peers. This is overlaid by an analysis of the supporting contractual structure and the integrity of compensation governance. Where executive pay is out of line with performance, compensation arrangements are egregious, or where governance practices potentially compromise the ability for independent directors to set pay, we may be inclined to support certain shareholder initiatives, including calls for specialized reports, depending upon their relevance to the compensation concerns.

The company's compensation over the last year has been largely guided by the requirements established by TARP and the oversight of the Special Master. As such, the company's pay-for-performance profile appears reasonable at this time. Although we believe shareholders should continue to closely examine the Compensation Committee's approach to executive compensation going forward, we are inclined to agree with the board that this should be more focused on the importance of ensuring competitive and well-aligned pay, and less on the ability to take advantage of tax deductions. While we agree that disclosure in this area could be much improved, we generally are not supportive of a company-by-company approach to addressing these types of issues

Rationale/Conclusion:

We do not believe adoption of this proposal is necessary given that the company's executive compensation levels and practices generally appear reasonable relative to peers.

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Shareholder

8 Allow Shareholders to Call Special Meeting

PROXY *Governance* Vote Recommendation: AGAINST

Proposal:

The proponent asks the board to take the steps necessary to amend the bylaws to give holders of 10% of the company's stock (or the lowest percentage allowed by law above this threshold) the power to call special meetings.

Proponent:

Chevedden, Ray

Shareholder View:

The proponent believes that shareholders should have the ability to call special meetings when an urgent matter arises and notes strong support among shareholders and governance experts for this right.

Management View:

The board believes that its existing threshold of 25%, adopted in January 2007, represents an appropriate balance between the ability of stockholders to call a special meeting and the interests of the company and its stockholders in avoiding unnecessary expenses.

The board also notes that the last sentance of the proposal could be read as requiring members of the board to own 10% of the comon stock in order for the board to call a special meeting.

Analysis:

PROXY *Governance* generally agrees that shareholders should have the ability to call special meetings, as long as the threshold is not so low as to be potentially disruptive. We believe a threshold below 10% to be too low to protect the company's interest against the undue burden and expense created by holding a special meeting.

In this case, the company allows shareholders representing 25% of the outstanding shares to call a special meeting. While we are keenly aware of recent strains in the board's relationship with significant portions of its shareholder base, we think 25% is a reasonable threshold for the company. Specifically, we believe the new board should be able to operate and create some level of stability without the constant threat of 10% of shareholders calling a special meeting – which given the focus on this company, would not be too difficult to round up.

Rationale/Conclusion:

We do not support this proposal, as the company already allows shareholders, owning a reasonable percentage of stock, to call a special meeting.

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Shareholder

9 Allow Advisory Vote on Executive Compensation

PROXY *Governance* Vote Recommendation: AGAINST

Proposal:

To adopt a policy that shareholders be allowed an advisory vote to ratify the company's executive compensation as set forth in the company's Summary Compensation Table and accompanying narrative. The vote would be non-binding and would not affect any compensation paid or awarded to any named executive officer.

Proponent:

Steiner, Kenneth

Shareholder View:

The proponent feels that allowing shareholders to cast a non-binding advisory vote on executive pay, would give them a clear voice that could help shape senior executive compensation, with the results of the vote also providing the board and management with useful information about shareholder views on executive compensation. The concept has strong shareholder and political support, and the proponent notes that a number of other companies have agreed to adopt the vote.

Management View:

The board believes the board-sponsored vote in Item 4 offers a superior vehicle. It does this by more clearly defining specific aspects of executive compensation on which shareholders may vote.

Analysis:

Background: First filed in 2006, proposals calling for advisory votes on executive compensation, so-called "say-on-pay" proposals, have gained traction with some mainstream investors, with support last year averaging around 44% of votes cast. Further, following extensive consultation with shareholder groups, several companies have implemented advisory votes, and a number of other companies have announced plans to follow suit. The vote, we recognize, has also acquired broader political and public support, especially in wake of the global financial crisis and the renewed attention recent events have brought to executive compensation. The advisory vote concept has been included for certain companies participating in "TARP," and it is likely that legislation requiring advisory votes across the board will be enacted in the near-future.

At the same time, however, corporate boards, corporate governance analysts and compensation experts remain divided over both the underlying merits and potential effectiveness – in fostering accountability and facilitating communication – of a non-binding vote on executive compensation. A commonly cited concern is that even with the SEC's enhanced executive compensation disclosures, shareholders may not have access to all of the information and data needed to make informed and intelligent decisions as to how a particular company's compensation program should be structured. Further, there is some worry that an advisory vote could become simply a protest vote that lacks specificity as to the particular area of shareholder concern. A less ambiguous and more direct approach – and the one traditionally preferred by PROXY *Governance* – is to hold members of the compensation committee directly responsible through the existing director election process.

PROXY Governance's Approach: Recognizing that there is merit on both sides of the argument as to whether such an advisory vote is needed and desirable, PROXY *Governance* has determined to consider these proposals on a case-by-case basis and not to uniformly support them on a just-in-case basis. For companies that do not have endemic pay issues, that generally follow reasonable pay-for-performance practices, and that have a proven structure of accountability and good governance, we are not in favor of burdening boards with an advisory vote simply to have one available to voice unknown future compensation concerns. On the other hand, in cases where compensation is a serious concern and where existing mechanisms available to shareholders have proved ineffective, we believe an advisory vote could provide an additional mechanism for fostering accountability.

In this case, we believe the proponent's concern is already adequately address by Item 4.

Rationale/Conclusion:

We believe the proponent's concern is already adequately address by the board's adoption of an advisory vote in Item 4.

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Shareholder

10 Review/Report on Succession Planning Policy

PROXY *Governance* Vote Recommendation: AGAINST

Proposal:

The proponent requests the board initiate the appropriate process of amending the Corporate Governance Guidelines to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The board will review the plan annually;
- The board will develop criteria for the CEO position which will reflect the company's business strategy and will use a formal assessment process to evaluate candidates;
- The board will identify and develop internal candidates;
- The board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The board will annually produce a report on its succession plan to shareholders.

Proponent:

Laborers Fund

Shareholder View:

The board believes CEO succession is one of the primary responsibilities of the board and cites a report by the NACD that found boards of companies with successful CEO transitions are more likely to have well-developed succession plans that are put in place well before a transition, are focused on developing internal candidates and include clear candidate criteria and a formal assessment process.

Management View:

The board says the proposal is unnecessary as the company has "fully effected the proposal in all respects." It notes the following:

- The board, along with the Corporate Governance Committee, is responsible for overseeing the CEO and senior management succession plan and policies.
- Succession planning has been incorporated into the Corporate Governance Committee Charter and the Corporate Governance Guidelines, both of which are available from the corporate website.
- Discussion of the succession plan and planning process is included in the proxy.
- Each of the measures sought by the proposal is currently part of the succession policies. Under the plan and planning process, the board:
  - reviews the plan at least annually pursuant to the Corporate Governance Guidelines;
  - reviews the criteria developed for the CEO position, which reflects, among other things, the business strategy and which uses a formal assessment process to evaluate potential internal and external candidates;
  - reviews internal candidates identified and developed in partnership with the CEO and executive management and considers potential external candidates; and
  - reviews a non-emergency CEO succession plan, which will be developed as reasonably as practicable in advance of an expected transition and an emergency plan that addresses succession in the event of extraordinary circumstances.

Analysis:

To effectively achieve the strategic goals of the company, the board must establish and maintain a leadership team whose expertise and experience are in line with the strategic direction set by the board. The board should also be engaged in a continuous process of management development and succession planning to ensure that the company is not adversely affected due to a vacancy in executive leadership.

PGI generally supports shareholder resolutions asking companies to adopt a succession plan. Such resolutions may also ask the board and CEO to review the plan annually, develop criteria for the CEO position, identify and develop internal candidates, and maintain an emergency succession plan that is reviewed each year. However, we generally do not support resolutions that ask the board to disclose and solicit feedback on the succession plan from constituents such as shareholders, analysts, customers and suppliers. While we feel it is important that the company disclose that it has a succession plan, in many instances it is unrealistic to expect a board to publicize details of the plan, including identifying potential CEO successors, which can create divisiveness within the company. Although there may be circumstances where a board may choose to seek input from major shareholders or other outside parties regarding future CEO candidates, we do not believe it should be mandated.

At Bank of America, we believe the board already adequately discloses its policies and approach to succession planning. We also do not see a meaningful difference between the policies laid out in the proposal and the company's present practices.

Rationale/Conclusion:

We believe the board already adequately discloses its policies and approach to succession planning.

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Shareholder

11 Report on Over-the-Counter DerivativesTrades

PROXY *Governance* Vote Recommendation: FOR

Proposal:

The proponent asks the board to report to shareholders on the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not hypothecated.

Proponent:

Undisclosed

Shareholder View:

The proponent argues that very high leverage in derivatives transactions contributed to the timing and severity of the financial crisis, and notes there are widespread calls to better regulate derivatives, for example by centralizing trades through a central clearing house and off the "opaque OTC markets." In particular, the proponent highlights the concerns that have arisen over the practice of "rehypothecation" – the ability of derivatives traders to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the biggest unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions," the proponent says, citing the Wall Street reporter Mathew Goldstein.

Affirming its support for the establishment of a clearinghouse for over the counter derivatives, the proponent says the report would offer information necessary to accurately assess the company's sustainability and overall risk.

Management View:

The board does not believe a specialized report going beyond what is currently required under SEC rules and addressing such a narrow aspect of the bank's business is necessary. It also explains that the complexity of derivative trading makes this a matter best left up to management and that disclosing detailed information could lead to a competitive disadvantage in the market place.

Analysis:

Background: The proponent raises a set of complex and controversial issues that have gained considerable attention in the wake of Lehman's bankruptcy, AIG's troubles and the financial crisis more broadly. How to increase the transparency of the over-the-counter derivatives market is a subject of ongoing debate among regulators and market players in many countries, with one of the key aims being to eliminate a source of potential systemic risk. Proposals include moving over-the-counter derivatives trading to central clearing houses that are geared to regulating collateral and margin requirements and ensuring that trades can be cleared even if a dealer (one party to an agreement) fails (by having the clearing house standing between each buyer and each seller). It must be noted, however, that the derivatives markets is a big source of earnings for Wall Street banks, and moving away from OTC trading would likely hurt profits.

The issues of hypothecation and segregated accounts goes further into the operations of prime brokers and their servicing of clients in derivatives trading, but still relates to the central issue of risk and contagion. In simple terms, the concerns raised in the proposal involve the recycling of client collateral by the broker for its own activities, which can include posting it as collateral for its own obligations and trading. Re-hypothecation is not prohibited, and is quite common in the United States; however, like the entire OTC derivatives market, new rules, regulations or best practices are being actively discussed. Moreover, in the wake of Lehman's collapse it has been reported that clients, such as hedge funds, are now insisting on limits to rehypothecation and/or separate accounts, so as to ensure that they maintain legal ownership over the collateral and thus can recover it in the event of a broker dealer collapse.

Analysis: The proposal raises disclosure requirements that we typically believe are best addressed by the SEC and other applicable regulators. We are also mindful of the considerable policy debates orbiting derivatives, domestically and abroad, and believe that at the end of the day a broad industry and/or legislative approach is likely necessary to address and balance the risks and interest of business and society.

Notwithstanding this, however, we are disappointed with the board's response to this proposal. The financial crisis has thrust specialized, if not obscure, areas of finance into the media spotlight and raised considerable doubt among regulators and investors over board understanding of complex financial instruments, such as credit default swaps. And it is no secret that banks, among their various operational and investment challenges, are struggling to restore credibility and trust with investors, the public and regulators – three related relationships that without question impact long-term value potential. Above all else, we think repairing reputations with these groups demands commitments to transparency, if not plain-speak, and a renewed willingness to engage.

By raising the possibility of material disclosure gaps in financial instruments heavily implicated in the financial crisis, the proposal raises the perfect opportunity for Bank of America to educate investors and to proactively engage public and political debate. We see little downside risk to issuing the report and a considerable opportunity to restore its reputation and credibility with key stakeholders. Moreover, demonstrating best practice, if only in disclosure, could help head-off potentially profit-draining regulation in this area.

Rationale/Conclusion:

While we typically believe complex financial disclosure issues are best left to regulators -- especially when, as in this case, the matter is undergoing considerable review -- we think the reputational challenges and credibility concerns facing the bank justify a more proactive response to this resolution. We see little downside risk to issuing the report and a considerable opportunity for the bank to restore credibility with key stakeholders. Moreover, demonstrating best practice, if only in disclosure, could benefit the bank's ongoing dialogue with regulators over the future of over-the-counter derivatives.

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Shareholder

12 | Recoup Unearned Management Bonuses

PROXY *Governance* Vote Recommendation: AGAINST

Proposal:

The proponent urges the board to adopt a policy that the board will review, and determine whether to seek recoupment of, bonuses and other incentive compensation paid to senior executives in the previous five years based on financial or operating metrics that have (a) been materially reduced as a result of a restatement of financial results or b) been determined by the board to have been materially unsustainable, as shown by subsequent impairment charges, asset writedowns or other similar developments affecting the compensation metrics.

Proponent:

SEIU Master Trust

Shareholder View:

The proponent believes the adoption of such a "claw back" provision will help ensure executives are incentivized to deliver sustainable value. Compensation practices, especially in the financial sector, the proponent says, "fostered a short-term mentality and contributed to the excessive risk-taking that led to the financial crisis." This policy should go further than the TARP requirements by providing for clawback of compensation paid on metrics that were not inaccurate at the time they were recorded or measured, but were shown to be unsustainable over the following five years. The proponent states that the bank's own clawback policy, which, was in place before TARP, is even is even more limited than the TARP requirement because it applies only to compensation paid to executives whose own fraud or intentional misconduct caused BAC to restate its financial statements.

Management View:

The board argues the proposal is unnecessary in light of the recent strengthening of its existing policies coupled with its existing commitment to structuring pay that does not encourage short-term gains at the expense of long-term value creation. It explains that the company has three distinct clawback requirements.

- Beginning in 2009, all equity awards are subject to a "performance-based clawback" to encourage sustainable profitability over the vesting period. If during the vesting period the bank or the executive officer's line of business (if applicable) experiences a loss, the Compensation and Benefits Committee will assess the executive officer's accountability for the loss. This assessment takes into account factors such as the magnitude of the loss, the executive officer's decisions that may have led to the loss, the executive officer's overall performance and other factors. Based on this assessment, the committee may determine to cancel all or part of the award.
- Also beginning in 2009, all equity awards are subject to a "detrimental conduct clawback." If an executive officer engages in certain "detrimental conduct," the equity award will be canceled to the extent not yet vested. In addition, the equity awards to executive officers authorize the company to reduce or recover from the awards any losses if it is determined that the executive officer has engaged in detrimental conduct.
- Finally, the company maintains an Incentive Compensation Recoupment Policy (the "original policy") for all executive officers. Under this policy, if the board determines that fraud or intentional misconduct caused the company to restate financial statements, the board may require reimbursement of any incentive compensation previously awarded or cancel outstanding equity awards to reflect the restated financial results.

The board also points out problems in retrospectively applying the resolution's proposed policy, explaining that there is simply no legal means through which it can apply the recoupment policy to compensation paid to former executives

Analysis:

PGI examines case by case shareholder resolutions which ask that a company adopt a policy to recoup unearned bonuses or equity incentive pay to senior executives where the company subsequently determines the performance targets were not in fact achieved, and in connection with which the company is required to restate its prior period financials. We believe such resolutions are supportable at companies that have had severe accounting, oversight and restatement problems which have been inadequately addressed. Otherwise, we generally do not support resolutions that are overly broad - such as those which would include restatements resulting from a change in accounting regulations or practice, rather than executive manipulation of reporting – or which would extend to individuals who bore no responsibility for the restatement. Similarly, we do not support resolutions if the company has a reasonable policy in place to disgorge unearned incentive pay.

At Bank of America, the board has taken steps over the last year to address concerns in this area, both by adding additional clawback provisions and by integrating risk management concerns into its compensation decision-making. On clawbacks specifically, the company has added the performance-clawback and the detrimental clawback provision, which significantly extend the board's reach into previously awarded compensation. These new provisions, we recognize, are not fully aligned with the proposal – most notably, they only cover equity awards, not cash bonuses—but we believe they constitute credible actions to address shortcomings in this area.

Rationale/Conclusion:

In light of the actions the board has already taken to address shortcomings and concerns in this area, including the adoption of enhanced clawback provisions, we do not believe support is warranted at this time.

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ISS Proxy Advisory Services
USA

Bank of America Corporation

Research Analysts
Sean Quinn
Valerie Ho
Lejla Hadzic
Jimah Bantog
usresearch@riskmetrics.com

Ticker: BAC | Index: S&P 500 | Sector: Other Diversified Financial Services | GICS:40201020
Meeting Type: Annual | Meeting Date: 28 April 2010 | Record Date: 3 March 2010 | State of Incorporation: Delaware | Meeting ID: 562186

Executive Summary

We are highlighting the following issues at the annual meeting:

The board has undergone significant turnover since the 2009 annual meeting in the wake of two "vote no" campaigns.

A shareholder is asking other shareholders to vote AGAINST director Charles K. Gifford. We are not opposing the election of any director, but we urge the company to continue refreshing the board and provide shareholders on its plans to do so.

The company has submitted an advisory vote on executive compensation. We are supporting a shareholder proposal that would require that the board submit such a proposal to shareholders annually.

We are recommending that shareholders support a proposal to allow holders of 10% to call special meetings. Currently, the company has a threshold of 25% to call such meetings.

Financial Performance

	1-year	3-year	5-year
Company TSR%	7.33	-31.35	-16.74
Sector TSR	33.27	-10.67	1.15
Index TSR	26.47	-5.62	0.42

Profiles and Data

Agenda and Recommendations United States Policy

Item	Code	Proposal	Mgt. Rec.	ISS Rec.	Focus
Management Proposals					
1	M0201	Elect Director Susan S. Bies	FOR	FOR	
2	M0201	Elect Director William P. Boardman	FOR	FOR	
3	M0201	Elect Director Frank P. Bramble, Sr.	FOR	FOR	
4	M0201	Elect Director Virgis W. Colbert	FOR	FOR	
5	M0201	Elect Director Charles K. Gifford	FOR	FOR	●
6	M0201	Elect Director Charles O. Holliday, Jr.	FOR	FOR	
7	M0201	Elect Director D. Paul Jones, Jr.	FOR	FOR	
8	M0201	Elect Director Monica C. Lozano	FOR	FOR	
9	M0201	Elect Director Thomas J. May	FOR	FOR	
10	M0201	Elect Director Brian T. Moynihan	FOR	FOR	
11	M0201	Elect Director Donald E. Powell	FOR	FOR	
12	M0201	Elect Director Charles O. Rossotti	FOR	FOR	
13	M0201	Elect Director Robert W. Scully	FOR	FOR	
14	M0101	Ratify Auditors	FOR	FOR	
15	M0304	Increase Authorized Common Stock	FOR	FOR	
16	M0550	Advisory Vote to Ratify Named Executive Officers' Compensation	FOR	FOR	

17	M0524	Amend Omnibus Stock Plan	FOR	FOR	
Shareholder Proposals					
18	S0805	Report on Government Service of Employees	AGAINST	AGAINST	
19	S0526	TARP Related Compensation	AGAINST	FOR	❖
20	S0235	Amend Articles/Bylaws/Charter -- Call Special Meetings	AGAINST	FOR	❖
21	S0517	Advisory Vote to Ratify Named Executive Officers' Compensation	AGAINST	FOR	❖
22	S0530	Adopt Policy on Succession Planning	AGAINST	FOR	❖
23	S0352	Report on Collateral in Derivatives Trading	AGAINST	FOR	❖
24	S0516	Claw-back of Payments Under Restatements	AGAINST	FOR	❖

❖Recommendations against management | ● Items deserving attention due to contentious issues or controversy

Financial Profile

Business Description

Provider of financial services and products

Company Snapshot

Industry: Diversified Financial Services (GICS 40201020)	
Market Cap	$130272.7
Shares Outstanding	8,650.2M
YTD Performance	7.0%
Closing Price	$15.06
EPS	$-0.29
Book Value/share	$22.45
Sales/share	$17.39
Annual Dividend	$0.04
Dividend Yield	0.3%
Price to Earnings	-51.9
Price to book value	0.7
Price to cash flow	12.3
Price to sales	0.9

All $ figures in millions. Data as of fiscal-year end.

Stock Performance



Historical Financial Performance ($ millions)

Profit & Loss	2009	2008	2007
Revenue	150,450	113,106	119,190
Operating Income after Dep.	27,870	18,986	31,908
Net Income	6,276	4,008	14,990
Working Capital			
EBITDA	32,184	22,305	34,752
Cash Flow	**2009**	**2008**	**2007**
Operating Activities ($ Flow)	129,731	4,034	11,036
Total cash from investing	157,925	-2,930	-108,480
Total cash from financing	-199,568	-10,695	103,412
Net change in cash	88,482	-9,674	6,102

Comparative Performance

	BAC	JPM	C	NDAQ	PHH	IBKR
Gross Margin	47.2%	59.2%	17.8%	22.2%	68.9%	60.0%
Profit Margin	3.8%	14.2%	-7.5%	11.5%	9.2%	46.5%
Operating Margin	18.5%	29.4%	5.3%	19.2%	26.2%	53.2%
EBITD Margin	21.4%	32.7%	8.1%	22.2%	68.9%	55.0%
Return on Equity	-1.1%	5.9%	-5.8%	5.4%	10.3%	6.3%
Return on Investment	-0.4%	2.3%	-1.9%	3.9%	3.1%	0.7%
Return on Assets	-0.1%	0.5%	-0.5%	2.5%	1.9%	0.1%
P/E	-51.9	18.5	-4.4	15.2	5.8	20.1
Debt/Assets	35.7	32.8	36.7	19.5	84.3	34.9
Debt/Equity	355.8	402.7	446.6	42.5	458.9	1615.8
Total Return	**BAC**	**JPM**	**C**	**NDAQ**	**PHH**	**IBKR**
1 Yr TSR	7.33%	34.67%	-50.53%	-19.79%	26.55%	-0.95%
3 Yr TSR	-31.35%	-2.13%	-59.58%	-13.66%	-17.67%	N/A
5 Yr TSR	-16.74%	4.44%	-39.29%	14.21%	N/A	N/A

Source: Standard & Poor's Compustat Xpressfeed.

Governance Risk Indicators

As of 15 April 2010

Board Structure ●○○ LOW CONCERN

Factor	Impact
100% of the audit committee is independent	←
All directors attended at least 75% of the board meetings or had a valid excuse for absences	←
The company discloses board/governance guidelines	←
Outside directors met without management present	←
The directors with RPTs do not sit on key board committees	←
The company has a majority vote standard with a director resignation policy	←
84.62% of the board is independent and was elected by shareholders	←
There is no information regarding the chairman of the board	→

Compensation ●○○ LOW CONCERN

Factor	Impact
The average annual burn rate over the past three fiscal years is 2% or less, or is within one standard deviation of the industry mean	←
The minimum vesting periods mandated in the plan documents for executives' stock options or SARS in the equity plans adopted/ substantively amended in the last 3 years is 36 months?	←
The minimum vesting period for restricted stock in plans adopted/substantively amended in the last 3 years is 36 months	←
The company grants stock options and discloses a holding period of 3 months	←
There is no change-in-control agreement or the company has made a commitment to have only double trigger agreements in the future	←
The company disclosed a claw back provision	←
The company does not provide excise tax gross-ups for change in control payments	■
There is no short-term cash incentive plan	■
The company discloses that it does not have stock ownership guidelines or does not disclose stock ownership guidelines for the directors	→

Shareholder Rights ●○○ LOW CONCERN

Factor	Impact
All directors are elected annually	←
The company's charter and/or bylaws may be amended by a simple majority vote	←
Mergers/business combinations may be approved by a simple majority vote	←
The company does not have a poison pill that was not approved by shareholders	■
The board is authorized to issue blank check preferred stock	→
25% of share capital is needed to convene a special meeting	→
The company has classes of stock with unequal voting rights and/or unequal ability to elect directors	→

Audit ●○○ LOW CONCERN

Factor	Impact
Non-audit fees represent 17.27% of total fees	■
The auditor issued an unqualified opinion in the past year	■
The company has not restated financials for any period within the past 2 years	■
The company has not made late financial disclosure filings in the past 2 years	■
A securities regulator has not taken action against the company in the past 2 years	■
There were no material weaknesses in its internal controls disclosed in the past 2 years	■

indicates practices that increase concern, ← indicates practices that reduce concern, ■ indicates practices with no impact on concern.

Compensation Profile

Pay for Performance

Pay vs. TSR



Indexed TSR represents value of $100 invested in company at beginning of period, including reinvestment of dividends.

Total pay is sum of all reported pay elements, using Black-Scholes estimate for option grant values.

Pay information prior to 2007 is based on previous SEC disclosure requirements.

Components of Pay

($ thousands)		CEO				Peer Median	Other NEOs
		K. LEWIS		K. LEWIS	K. LEWIS		
		2009	**Change**	2008	2007	2009	**2009**
BASE	Base Salary	0	-100%	1,500	1,500	900	2,737
	Deferred comp & pension	4,177		854	3,242	28	1,276
	All Other Comp	32	-88.3%	275	212	264	120
STI	Bonus	0		0	0	0	0
	Non-Equity Incentives	0		0	4,250	0	0
LTI	Restricted Stock	0	-100%	4,255	11,066	3,482	49,063
	Option Grant	0	-100%	1,363	2,875	3,459	0
Total		4,210	-49%	8,247	23,146	1,279	53,218
	% of Net Income	0.07%					0.85%
	% of Revenue	NA					0.04%

Peer companies: American International Group, Inc., Citigroup Inc., The Goldman Sachs Group, Inc., JPMorgan Chase & Co., MetLife, Inc., Morgan Stanley, Prudential Financial, Inc., Wells Fargo & Company Information on peer groups.

CEO Wealth Accumulation

CEO:	**K. LEWIS**	**Potential Severance:**	
CEO Tenure	8.80	Due to involuntary term without cause:	Not disclosed
Present value of all accumulated pension	$57,428,498	Due to CIC-related termination:	Not disclosed
Value of accumulated NQDC	$11,368,327		
CEO Stock Owned	$70,317,715	Note: Mr. Lewis resigned as CEO effective Dec. 31, 2009.	

Vote Results for Annual Meeting 29 April 2009

Proposal	Mgmt Rec	Disclosed Result	% For	Impact of excluding abstains*	Focus**
1.1 Elect Director William Barnet, III	For	Majority	93.2		
1.2 Elect Director Frank P. Bramble, Sr.	For	Majority	78.3		
1.3 Elect Director Virgis W. Colbert	For	Majority	85.6		
1.4 Elect Director John T. Collins	For	Majority	93.3		
1.5 Elect Director Gary L. Countryman	For	Majority	87.3		
1.6 Elect Director Tommy R. Franks	For	Majority	93.4		
1.7 Elect Director Charles K. Gifford	For	Majority	92.6		
1.8 Elect Director Kenneth D. Lewis	For	Majority	67.3		
1.9 Elect Director Monica C. Lozano	For	Majority	75.3		
1.10 Elect Director Walter E. Massey	For	Majority	92.7		
1.11 Elect Director Thomas J. May	For	Majority	93.3		
1.12 Elect Director Patricia E. Mitchell	For	Majority	87.9		
1.13 Elect Director Joseph W. Prueher	For	Majority	85.7		
1.14 Elect Director Charles O. Rossotti	For	Majority	86.4		
1.15 Elect Director Thomas M. Ryan	For	Majority	84.1		
1.16 Elect Director O. Temple Sloan, Jr.	For	Majority	62.6		
1.17 Elect Director Robert L. Tillman	For	Majority	75.7		
1.18 Elect Director Jackie M. Ward	For	Majority	71.8		
2 Ratify Auditors	For	Pass	96.7		
3 Advisory Vote to Ratify Named Executive Officers' Compensation	For	Pass	71.3		
4 Report on Government Service of Employees	Against	Fail	7.8		
5 Advisory Vote to Ratify Named Executive Officers' Compensation	Against	Fail	40.1		
6 Provide for Cumulative Voting	Against	Fail	37.8		
7 Amend Articles/Bylaws/Charter -- Call Special Meetings	Against	Fail	49.4		
8 Require Independent Board Chairman	Against	Pass	50.3		■
9 Report on Predatory Lending Policies	Against	Fail	33.4		
10 Adopt Principles for Health Care Reform	Against	Fail	7.5		
11 TARP Related Compensation	Against	Fail	26.8		

*Change in "% For" if only votes cast FOR or AGAINST are counted.
**Items with a majority of votes cast FOR shareholder proposal or AGAINST management proposal or director election

Board Profile

Vote standard: The company has adopted a majority vote standard (of shares cast) for the election of directors with a plurality carve-out for contested elections, and has a director resignation policy in its governance guidelines.

Director Independence & Affiliations

Executive Directors

On Ballot	Name	Affiliation	ISS Classification	Atten-dance	Age	Tenure	Term Ends	Outside		Key Committees		
								Boards	CEO	Audit	Comp	Nom
☑	Brian T. Moynihan	CEO	Insider		50	NEW	2011	0				

Non-Executive Directors

On Ballot	Name	Affiliation	ISS Classification	Atten-dance	Age	Tenure	Term Ends	Outside		Key Committees		
								Boards	CEO	Audit	Comp	Nom
☑	Susan S. Bies		Independent Outsider		62	NEW	2011	1				M
☑	William P. Boardman		Independent Outsider		68	NEW	2011	0			M	
☑	Frank P. Bramble, Sr.	Former Executive, Other	♦ Affiliated Outsider		61	4	2011	0				
☑	Virgis W. Colbert		Independent Outsider		70	1	2011	4				M
☑	Charles K. Gifford	Professional Relationship	Affiliated Outsider		67	6	2011	2				
☑	Charles O. Holliday Jr.		Independent Outsider		62	NEW	2011	1				M
☑	D. Paul Jones, Jr.		Independent Outsider		67	NEW	2011	0		F		M
☑	Monica C. Lozano		Independent Outsider		53	4	2011	1				M
☑	Thomas J. May		Independent Outsider		62	6	2011	1	x			C
☑	Donald E. Powell		Independent Outsider		68	NEW	2011	1		F	M	
☑	Charles O. Rossotti		Independent Outsider		69	1	2011	1		C F		
☑	Robert W. Scully		Independent Outsider		60	NEW	2011	0		F	M	
				Average:	63	1				100% indep	100% indep	100% indep

♦ = Board and ISS independence classifications differ M = Member | C = Chair
F = Financial Expert

Affiliation Notes

♦	Frank P. Bramble, Sr.	Frank P. Bramble, Sr. served as an executive officer of MBNA Corporation until April 2005. This firm was acquired by the company on Jan. 1, 2006. As such, Mr. Bramble is deemed independent under ISS' "cooling off" policy for former executives of an acquired firm. Source: Bank of America Corporation, most recent Proxy Statement, p. 18.
	Virgis W. Colbert	In 2009, Virgis W. Colbert received payments from the company in the amount of $188,141.07 as a result of his participation in the Merrill Lynch and Co., Inc. (Merrill Lynch) Deferred Stock Unit Plan for Non-Employee Directors and his separation from service as a director of Merrill Lynch on Jan. 1, 2009, in connection with the closing of the acquisition of Merrill Lynch by the company. This transaction does not qualify as material under ISS' definition of independence. The board attested to the independence of this director under NYSE rules. Source: Bank of America Corporation, most recent Proxy Statement, pp. 8 and 55.
	Charles K. Gifford	Charles K. Gifford provides consulting services to the company and received $50,000 for such services during 2009. Source: Bank of America Corporation, most recent Proxy Statement, pp. 8 and 24.

Monica C. Lozano	The company or its subsidiaries purchased products or services in the ordinary course from La Opinion, where Monica C. Lozano serves as an executive officer. In addition, one of the company's subsidiary, extended a loan in the amount of $647,294 to Jose and Kathleen Lozano, brother and sister-in-law of Ms. Lozano. The largest principal outstanding during 2009 was $591,340 and principal payments of $8,455 were made. The interest rate on the loan is 3.875%, and interest payments totaling $24,238 were made during 2009. These transactions do not qualify as material under ISS' definition of independence. The board attested to the independence of this director under NYSE rules. Source: Bank of America Corporation, most recent Proxy Statement, pp. 8-9 and 55.
Thomas J. May	The company or its subsidiaries purchased products or services in the ordinary course from NSTAR, where Thomas J. May serves as an executive officer. This transaction does not qualify as material under ISS' definition of independence. The board attested to the independence of this director under NYSE rules. Source: Bank of America Corporation, most recent Proxy Statement, pp. 8-9.
Charles O. Rossotti	In 2009, Charles O. Rossotti received payments from the company in the amount of $341,038.27 as a result of his participation in the Merrill Lynch and Co., Inc. (Merrill Lynch) Deferred Stock Unit Plan for Non-Employee Directors and his separation from service as a director of Merrill Lynch on January 1, 2009, in connection with the closing of the acquisition of Merrill Lynch by the company. In addition, the company or its subsidiaries received legal services from a law firm where Mr. Rossotti's immediate family member is a partner. The company's receipt of legal services from the law firm pre-dates Mr. Rossotti's appointment to the board. These transactions do not qualify as material under ISS' definition of independence. The board attested to the independence of this director under NYSE rules. Source: Bank of America Corporation, most recent Proxy Statement, pp. 8-9 and 55.

♦ = Board and ISS independence classifications differ

Board and Committee Summary

	Members	Independence	Meetings
Full Board	13	77%	34
Audit	4	100%	13
Compensation	3	100%	8
Nomination	6	100%	7

Director Employment & Compensation

Name	Primary Employment	Outside Boards	Inter-lock	Total Compensation	Shares Held (000)	Options (000)	Total (000)	Voting power
Brian T. Moynihan	CEO, President - Bank of America Corporation			*	481	830	1,311	<1%
Susan S. Bies	Retired	Zurich Financial Services Ltd.		215,016	11	0	11	<1%
William P. Boardman	Retired			215,016	19	13	32	<1%
Frank P. Bramble, Sr.	Retired			257,918	112	0	112	<1%
Virgis W. Colbert	Other	The Manitowoc Company, Inc., Sara Lee Corporation, The Stanley Works, Lorillard, Inc.		299,832	39	0	39	<1%
Charles K. Gifford	Retired	NSTAR, CBS Corporation,		1,787,194	313	0	313	<1%
Charles O. Holliday Jr.	Retired	Deere & Company,		144,000	6	0	6	<1%
D. Paul Jones, Jr.	Of Counsel			215,016	55	0	55	<1%
Monica C. Lozano	Other	The Walt Disney Company		257,918	3	0	3	<1%
Thomas J.	CEO, Chairman,							

May	President - NSTAR	NSTAR,	270,000	34	0	34	<1%
Donald E. Powell	Retired	Stone Energy Corporation	215,016	13	0	13	<1%
Charles O. Rossotti	Financial Services	The AES Corporation,	314,874	26	0	26	<1%
Robert W. Scully	Retired		164,376	69	0	69	<1%
SUMMARY		Average # of Outside Boards: 0.9		Directors Holding Stock: 100%		Total Ownership: 2,024	

Interlock = this director is an executive at a company where a board member serves as an executive of the current company.
Options = shares that can be acquired upon exercise of options within 60 days
Figures in local currency.
*For executive director data, please refer to Executive Compensation Profile.

Company Updates

2009 Annual Meeting Recap

In 2009, Bank of America ("BAC") was targeted in separate "vote no" campaigns initiated by CtW Investment Group ("CtW"), an affiliate of Change to Win, a federation of labor unions, and Finger Interests, Ltd., owner of 1.1 million BAC shares which it acquired through the sale of the Finger family's controlled bank to a BAC predecessor. Both parties asked shareholders to oppose the election of certain BAC directors for, among other things, failures of risk oversight in connection with BAC's acquisition of Merrill Lynch, and the board's failure to inform shareholders of mounting losses at Merrill Lynch in the period leading up to the December 2008 vote on the transaction.

At the 2009 annual meeting, six directors received AGAINST votes of 20% or higher, including then- Chairman and CEO Kenneth Lewis and Lead Director Temple Sloan, who received 32.7% and 37.4% opposition, respectively. In addition, a binding shareholder proposal requiring an independent chairman received majority support, leading to the election of Walter E. Massey as Chairman. Moreover, a non-binding proposal calling for the right of holders of 10% of shares outstanding to call a special meeting received 49.4% support.

The company's leadership has changed considerably since the 2009 annual meeting. In December 2009, Mr. Lewis retired as CEO and director and was replaced by Brian Moynihan, who is standing for election at the annual meeting. Of the 18 directors elected or re-elected at the 2009 annual meeting, ten, including Messrs. Lewis and Sloan have stepped down from the board. Two more directors, Mr. Massey and Thomas M. Ryan, are not standing for reelection. With Mr. Massey's departure, the company must elect a new independent Chairman.

In our 2009 analysis, ISS raised concerns about board independence and noted that the company would need to add independent directors with industry experience. We note that the company has added six new independent directors, of whom five possess extensive financial industry experience, including a former Governor of the Federal Reserve System (Ms. Bies), a former CEO of a commercial bank holding company (Mr. Jones) and a former Chairman of the FDIC (Mr. Powell).

Financings

Supervisory Capital Assessment "Stress Tests"

On May 7, 2009, the company announced the results of the Supervisory Capital Assessment by the Federal Reserve Bank, commonly referred to as the stress test. Under an adverse scenario, the company would need to increase Tier 1 common capital by $33.9 billion. The company fulfilled this requirement by taking the following steps, among others:

- the exchange of approximately $14.8 billion aggregate liquidation preference of preferred shares into roughly 1.0 billion shares of BAC common stock;
- $13.5 billion raised via an at-the-market offering of 1.25 billion BAC common shares; and
- the sale of part of the company's stake in China Construction Bank, which resulted a $4.4 billion after-tax benefit.

TARP Redemption

In December 2008 and January 2009, the company raised $45 billion through the issuance and sale of three classes of preferred stock to the U.S. Treasury under the Troubled Asset Relief Program ("TARP"). Treasury also received one tranche of warrants to purchase 121.8 million shares at an exercise price of $30.79 per share, and a second tranche of 150.4 million shares at an exercise price of $13.30 per share. The warrants are exercisable through October 2018 and January 2019, respectively.

In December 2008, the company received approval from its regulators to redeem the preferred shares, and did so using $25.7 billion from excess liquidity and $19.3 billion in proceeds from a financing transaction. The financing transaction provided for the sale of "common equivalent securities" comprised of 1) "common equivalent stock" convertible into 1.286 billion shares of the company's common stock, and 2) warrants exercisable for approximately 60.1 million shares of common stock at $0.01 per share. In order to accommodate the conversion and exercise of these securities, the company requested an increase in the number of authorized common shares from 10.0 billion to 11.3 billion. Failure to approve the request would result in the exercise of the warrants as well as significant dividend payments to holders of the common equivalent stock.

At a Feb. 23, 2010 special meeting, shareholders approved the requested increase, which resulted in conversion of the common equivalent stock and expiration of the warrants without being exercised. See our analysis dated February 4, 2010 for more details relating to the transaction and conversion of securities. Note that the company did not redeem the TARP warrants. Treasury ultimately sold these warrants in March 2010 for approximately $1.57 billion. The company notes that repayment of the TARP preferred shares will save approximately $3.6 billion in dividend costs annually.

Having redeemed the TARP preferred shares, the company is no longer subject to the rules for recipients of extraordinary assistance from the U.S. Government.

Meeting Agenda and Proposals

Items 1-13. Elect Directors FOR

Vote Recommendation

A vote FOR all the director nominees is warranted.

Background Information

Policies: Board Accountability | Board Responsiveness | Director Independence | Director Competence

Vote Requirement: The company has a majority voting standard (of shares cast) with a plurality carve-out for contested elections and has a director resignation policy in its Corporate Governance Guidelines.

Discussion

Key Board Committee Name

The Corporate Governance Committee serves as the nominating committee.

2010 Finger Initiative

As disclosed in a Notice of Exempt Solicitation filed on March 29, 2010, Finger Interests is urging shareholders to vote AGAINST director Charles K. Gifford at the 2010 annual meeting. The notice reiterates concerns raised in 2009, particularly the board's lack of due diligence in the Merrill Lynch transaction and its subsequent failure to warn shareholders of mounting losses at Merrill Lynch prior to the shareholder vote. Finger Interests argues that Mr. Gifford, who has significant banking experience, should have recognized the risks inherent in BAC's acquisition of Merrill Lynch and should have exercised better judgment and leadership. Finger Interests maintains that Mr. Gifford was well aware of such risks, yet failed to act to protect shareholders. Finger Interests cites emails from Mr. Gifford which it says show that Mr. Gifford knew that the Merrill Lynch acquisition was bad for BAC shareholders. One such email generated a response of "no trail" from the recipient, Thomas May, which Finger Interests claims is a warning to avoid leaving email records of such potentially damaging exchanges.

In addition to opposing Mr. Gifford's reelection to the board, Finger Interests is urging shareholders to oppose the board's request to increase the number of authorized common shares (Item 15). According to Finger Interests, the board has taken actions that have destroyed value and diluted shareholders through capital allocation missteps. Among these are the repurchase of TARP preferred stock, which Finger Interests believes was poorly timed. Finger Interests believes that waiting would have yielded a higher stock price, which would have enabled the company to redeem the TARP preferred shares in a less dilutive transaction.

Analysis

In 2009, ISS highlighted the board's failure to identify, disclose and address issues related to the acquisition of Merrill. Additionally, we cited the lack of independent board leadership as a significant concern at BAC and a catalyst in the failures of oversight. ISS concluded that the entire board would have to be reconstituted in the coming years and that independent directors who possess relevant industry experience would need to be added.

As previously noted, the board has undergone significant restructuring since the 2009 annual meeting. A majority of the legacy directors have left (or will leave) the board and new, experienced directors have been added. If all directors are elected at the 2010 annual meeting, the resulting board will be smaller and will contain more relevant industry experience. As newer directors transition into their positions, they will be better equipped to provide the expertise and independent leadership demanded by a large, highly complex diversified financial firm.

That said, BAC continues to carry baggage from the Merrill Lynch acquisition. The company recently paid $150 million to the SEC to settle litigation related to the transaction and still faces additional litigation. Also troubling are the director emails which suggest that directors who publicly supported the Merrill Lynch acquisition in fact harbored significant doubts as to the advisability of the transaction, yet failed to warn shareholders. While the context in which the emails were sent may be in dispute, the episode has been both a distraction and an embarrassment. Investors deserve to be represented by individuals who approach their duties of stewardship with the requisite level of seriousness and commitment that is beyond question.

Accordingly, the board should continue to take steps to address these legacy issues and work to rebuild shareholders' trust. The most important of these steps is continuing to rotate legacy directors off the board. The board should affirm to shareholders that it will continue to refresh the board with highly qualified directors, and provide them with a clear timetable for this effort. Therefore, we are not recommending a vote against directors at this time but will continue to monitor the board's progress in this area.

Item 14. Ratify Auditors

Vote Recommendation

A vote FOR this proposal to ratify the company's auditor is warranted.

Background Information

Policies: Auditor Ratification

Vote Requirement: Majority of votes cast

Discussion

The board recommends that PricewaterhouseCoopers LLP be approved as the company's independent accounting firm for the coming year.

Accountants	PricewaterhouseCoopers LLP
Auditor Tenure	NA
Audit Fees	$94,800,000
Audit-Related Fees	$11,100,000
*Tax Compliance/Preparation**	$0
Other Fees	$22,100,000
Percentage of total fees attributable to non-audit ("other") fees	17.27%

*Only includes tax compliance/tax return preparation fees. If the proxy disclosure does not indicate the nature of the tax services and provide the fees associated with tax compliance/preparation, those fees will be categorized as "Other Fees."

Note that the auditor's report contained in the annual report is unqualified, meaning that in the opinion of the auditor, the company's financial statements are fairly presented in accordance with generally accepted accounting principles.

Analysis

This request to ratify the auditor does not raise any exceptional issues, as the auditor is independent, non-audit fees are reasonable relative to audit and audit-related fees, and there is no reason to believe the auditor has rendered an inaccurate opinion or should be held accountable for poor accounting practices.

Item 15. Increase Authorized Common Stock FOR

Vote Recommendation

A vote FOR the proposed increase is warranted given the sensible rationale and the reasonable size of the request (the requested increase of 1,500,000,000 shares is below the allowable threshold of 18,645,000,000 shares).

Background Information

Policies: Common Stock Authorization | Tracking Stock

Vote Requirement: Approval of this item requires the affirmative vote of a majority of the voting power represented by the outstanding shares of common stock, Series B preferred stock, and Series 1-8 preferred stock entitled to vote at the meeting, voting together as a single class. In addition, the affirmative vote of a majority of the outstanding shares of common stock entitled to vote on the proposal, voting as a separate class, is also required to approve this item.

Discussion

The board seeks shareholder approval to amend the company's certificate of incorporation to increase the number of authorized shares of common stock by 13.27 percent to 12.8 billion from 11.3 billion.

Details of this proposal and the company's utilization of its current authorized common stock are as follows:

Capital Request

Current authorized shares:	11,300,000,000	
Proposed increase in authorized shares:	1,500,000,000	
New authorization:	12,800,000,000	13.27%
Shares outstanding at record date:	10,031,985,594	
Shares reserved for legitimate business purposes* (excludes shareholder rights plans and non-shareholder approved stock incentive plans):	1,401,945,922	
Shares outstanding and reserved:	11,433,931,516	
Shares available for issue (pre-increase):	0	
Shares available for issue (post-increase):	1,366,068,484	
Shares available (post-increase) as a % of new authorization:	10.7%	

*Consists of 1,077,260,886 shares reserved as disclosed on page 57 of the proxy statement and 500 million shares issuable under the Key Associate Stock Plan pending shareholder approval of Item 17, plus 175,314,964 shares reserved under non-shareholder-approved equity plans, as disclosed on page 64 of the proxy statement).

Analysis

Specific Reasons for the Request

The board claims that the additional shares would enable the company to respond to future business opportunities, which may include financings (including any sales of stock necessary to satisfy BAC s agreement, in connection with the TARP Repayment Approval, to issue common equity in the event that it does not increase its equity by $3 billion through approved asset sales contracted for by June 30, 2010, as well as transactions, if any, in connection with any future changes in regulatory capital requirements); stock dividends or splits; equity compensation plans (including the amendment to the Key Associate Stock Plan described in Item 5 of this proxy statement); and other general corporate purposes.

Use of Authorized Shares

The company discloses that it has issued approximately 5.57 billion common shares since Jan. 1, 2007. This amount includes approximately 1) 1.48 billion shares issued in connection with the 2008 acquisitions of Merrill Lynch and Countrywide Financial; 2) 2.99 billion shares issued in connection with capital raisings; 3) 1.0 billion shares issued in connection with the conversion of preferred stock; and 4) 174 million shares issued in connection with employee stock awards.

In February 2010, the company requested, and shareholders approved, a 1.3 billion increase in the number of authorized common shares in order to accommodate the conversion of common equivalent stock into common stock. In December 2008, the company requested, and shareholders approved, a 2.5 billion increase in the number of authorized common shares to, among other things, effect the acquisition of Merrill Lynch.

As more fully described in Item 17, the company has requested 500 million additional shares under its 2003 Key Associate Stock Plan. In December 2008, the company requested, and shareholders approved, 105 million additional shares under this plan.

Shareholder Returns

The company's one- and three-year total shareholder returns ("TSR") are 7.33% and -31.35%, respectively, compared to 33.27% and -10.67%, respectively, for the company's GICS peer group median.

Governance Structure and Practices

The company's board is annually elected, 76.92% of the board is independent, and all of the key committees are fully independent. The company does not have a poison pill, the burn rate is not excessive, and the board has not ignored any majority supported shareholder proposal. We note that the company has stock-based equity plans that have not been approved by shareholders.

Risk to Shareholders of Non-Approval

The board has not indicated in its proxy materials that there would be a material impact to shareholders if this item is not approved. Note that the company currently has a small percentage of its current authorization (less than 4%) available for grant. If shareholders approve the requested increase in the number of shares reserved under the 2003 Key Associate Stock Plan, the number of shares reserved and outstanding will have exceeded its authorization, absent approval of this item.

Allowable Increase Determined by ISS Quantitative Model

Requests for additional capital are analyzed on a case-by-case basis after considering the proposals submitted by peer companies and company performance as measured by three-year total shareholder returns. A base threshold level for establishing an adequate reserve pool may then be adjusted upward for companies using shares for legitimate business purposes such as a history of stock splits and reasonable stock-based incentive plans.

SIC Code: 6021	
Proposed increase in authorized shares:	1,500,000,000
Allowable increase in authorized shares:	18,645,000,000
Below allowable threshold by:	17,145,000,000

Conclusion

We are recommending a vote FOR this proposal. The company has only a small number of shares remaining available for grant at this time and may not have any remaining available if Item 17 is approved.

With respect to the Finger Interests initiative, we note that shareholders might have disagreed on the timing of TARP repayment. At the time of the transaction, however, neither directors nor shareholders could have known with precision the company's trading price several months hence. ISS does not believe that leaving the company without even a small share reserve would benefit shareholders. Indeed, leaving the company without even a small share reserve could present risks to shareholders.

Item 16. Advisory Vote to Ratify Named Executive Officers' Compensation — FOR

Vote Recommendation

A vote FOR is warranted for this proposal, with the following items highlighted in the report:

1. No continuation of stock salary in 2010.
2. More robust clawback features.
3. While 2010 salary increases were generally not as significant as other financial institutions that have exited TARP, the company did not provide meaningful rationale for the increase and did not discuss terms for potential 2010 annual incentive awards (which were not permitted in 2009, due to TARP participation).
4. More complete disclosure about the sizable equity grant to Mr. Montag, who joined in connection with the Merrill Lynch acquisition and the peer group benchmarking would be helpful.

Background Information

Policies: Executive Compensation Evaluation

Vote Requirement: Majority of votes cast

Discussion

Although the company is no longer a TARP participant, the board has agreed to provide stockholders an advisory vote on executive compensation. Specifically, the resolve clause of this proposal states:

Resolved, that the stockholders approve the compensation of executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC (which disclosure shall include the Compensation Discussion and Analysis, the compensation tables, and any related material).

The company states that the vote is advisory and is not binding on the board; however, the Compensation and Benefits Committee will take into account the outcome of the vote when considering future executive compensation decisions.

Pay Overview

Name	Position	2010 Base Salary	2009 Salary		Total Salary	Bonus
			Cash	Stock		
Lewis[1]	Former CEO	NA	$0	$0	$0	$0
Price[2]	CFO	$800,000	$800,000 down to$500,000 (11/09 12/09)	$5,250,000	$6,000,000	$0

Curl[3]	Global Risk Exec	Retiring	$600,000	$9,300,000	$9,900,000	$0
Montag[4]	President Global Banking	$800,000	$600,000 down to $500,000 (11/09 12/09)	$9,313,461	$9,900,000	$0
Moynihan	President Consumer and Small Banking	$950,000	$800,000	$5,200,000	$6,000,000	$0

1 Mr. Lewis announced his retirement from the company effective Dec. 31, 2009.
2 Mr. Price's base salary was reduced from $800,000 to $500,000 effective Nov. 1, 2009 based on the Special master's determination letter. Once the company has repaid its TARP funds, Mr. Price's base salary has been set at $800,000 effective Jan. 1, 2010.
3 Mr. Curl is retiring at the end of March 2010.
4 Mr. Montag's base salary was reduced from $800,000 to $500,000 effective Nov. 1, 2009 based on the Special master's determination letter. Once the company has repaid its TARP funds, Mr. Montag's base salary has been set at $800,000 effective Jan. 1, 2010.

Short-Term Incentives Concern: None

Incentive Metrics

Payout form	None, not permitted under TARP
Approach	Not applicable
Adjustments	Not applicable
Rationale for metrics	Not applicable
Performance metrics used	Not applicable

FY2010 Performance Metrics: Not disclosed

Comments: The company is subject to TARP pay restrictions. 2009 compensation comprised cash salary and salary stock payable over three years. No bonuses were permitted. The company did not provide any discussion of its bonus program, in the event that bonuses could be paid out.

Long-Term Incentives Concern: Yes

Incentive Metrics

Prior FY Awards

Awards granted in last FY:	Restricted stock and salary stock
Options vesting	Not applicable as stock options were not granted
Restricted stock vesting	3-year ratable vesting for Mr. Montag's award; company says restricted stock typically cliff vests after 3 years
Dividends paid on Restricted stock	Current payment for unvested restricted stock granted prior to 2007 and current payment only after vesting for restricted stock granted in 2007 and later years
Performance period	Not applicable as performance awards were not granted
Dividends paid on Perf Awards	Not applicable as performance awards were not granted
Adjustments to results	Not applicable
Rationale for metrics	Not applicable

LTIP Awards: Prospective Performance Metrics:

Metric	**Comparison**	**Weight**	**Target goal**	**Form of payout**
NA	NA	NA	NA	NA

LTIP Performance Awards: Retrospective Performance Metrics:

Metric	**Weight**	**Target goal**	**Actual achieved**	**Form of payout**
NA	NA	NA	NA	NA

Comments: The company provided mainly salary stock to all of its named executive officers ("NEOs") with the exception of former CEO Kenneth Lewis. Thomas Montag, President Global Banking and Markets received 1,395,674 restricted shares with an estimated grant date value of $20 million in January 2009, pursuant to his offer letter with Merrill Lynch. Prior to its acquisition by Bank of America, Merrill Lynch entered into an agreement with Mr. Montag in May 2008. With the acquisition of Merrill Lynch, the company is now legally obligated to make certain compensation payments. Mr. Montag's restricted shares receive current dividend payments and would vest immediately upon a change in control.

Pay for Performance Evaluation Concern: None

Company 1- and 3-year TSR:	7.33%, -0.31% (based on Dec download)
GICS Peer 1- and 3-year TSR:	33.27%, -0.11% (based on Dec download)
CEO Tenure:	8.8
Total Direct Compensation Last Year vs. This Year	2009: $4.2 million; 2008: $8.2 million
% Change Total Compensation	-49%
Pay-for-Performance Disconnect	No

Comments: Former CEO, Kenneth Lewis retired from the company effective Dec. 31, 2009. In light of his retirement, Mr. Lewis agreed to receive no salary or incentive compensation for 2009. His 2009 compensation primarily consisted of the change in pension value. The company does not provide details about the significant change in valuation. However, it appears that the change is largely due to his eligibility to draw his pension payments at age 62. However, the lump sum value of the frozen annuity amount will increase each year based on the passage of time (i.e., the time-value of money) because the executive officer is one year closer to his retirement age when payment of the annuity is scheduled to commence.

Non-Performance-Based Pay Elements Concern: None

Key Perquisites:	Tax preparation and financial planning, home security and secured parking, car and driver, and split dollar coverage for Mr. Lewis
Tax gross-ups on perks	None
Pension Plans Available:	Pension Plan, Restoration Plan and SERP (SERP has been frozen)
CEO Service Credits	For Mr. Lewis, he has 40.33 years credited under the Pension and Restoration Plans and 15 years credited under the SERP
Present value of all pensions	$57,428,498
Deferred Comp Balance	$11,368,327
Above-Market Interest	Multiple legacy plans with no deferrals allowed except for 12% interest rate for Mr. Moynihan's participation in a legacy FleetBoston deferred compensation plan
FY 2010 CEO Base Salary Increase	Cash salary for new CEO Moynihan was increased from $800,000 in 2009 to $950,000 as of 2010. Stock salary is discontinued as of 2010 (Mr. Moynihan received $5,200,000 in salary stock in 2009 -- see comments)

Comments: The Special Master issued a determination letter in October 2009 that addressed the form and amount of compensation for Mr. Lewis, Mr. Price and Mr. Montag. Mr. Lewis agreed to receive no salary or incentive compensation for 2009. For Mr. Price and Mr. Montag, the Special Master's determination letter required a prospective reduction in their annual base salary. Specifically, Mr. Price's base salary was reduced from $800,000 to $500,000 effective Nov. 1, 2009. Mr. Montag's base salary was reduced from $600,000 to $500,000 with the same effective date. The Special Master also authorized "stock salary" awards for Mr. Price and Mr. Montag as shown in the Pay Analysis table. These awards are vested upon grant and are payable in 36 monthly installments beginning January 2011, with potential acceleration by 12 months upon repayment of TARP financing. Since the company repaid its TARP funds in early 2010, the stock salary can be paid out starting January 2010 in 36 monthly installments. Payments will be made in cash based on the company's closing stock price on the last business day of each month during the payment period. Stock salary will not be eligible for dividends. Further, salary stock will not be continued into 2010.

Company Peer Group Concern: Yes

Peer group approach	
Number of Peer Groups	3 peer groups: (i) primary competitor group consisting of 5 banks, (ii) global companies peer group consisting of 18 companies, and (iii) leading international financial institutions consisting of 7 companies
Peer Group Description	Primary competitor group directly competes with Bank of America for

	customers, associates and investors and it also has similar economic cycles. Global companies peer group consist of companies that have net income and market value approximately or exceeding $4 billion and $60 billion, respectively. International financial peer group is utilized due to the company's growing global operations.

Peer Group Target Range	
Base Salary	Not disclosed
Target Total Cash	Not disclosed
Target Long-Term Incentive	Not disclosed
Target Total Compensation	Not disclosed

Comments: The company has three different peer groups primary, global firms and international financial institutions. According to the proxy statement, the compensation committee uses the primary competitor group to review compensation levels and test relative performance. The global companies peer group is used as a general reference so that the compensation committee has a general perspective on compensation practices for companies of similar size and global scope. The international financial institutions peer group provides a "general perspective on compensation practices across the global financial services industry." We note that the company did not indicate specific benchmarks targeted.

Agreements Concern: None

CEO Employment/Severance Agreement	None (see comments below)	
Change-in-Control Severance Agreement	Trigger:	Not applicable
	Multiple:	Not applicable
	Basis:	Not applicable
	Treatment of Equity:	Automatic vesting upon change in control
	Excise Tax Gross-up:	None

Comments: The company does not have any agreements with executive officers that provide for cash severance payments upon termination of employment or in connection with a change in control. Further, the company has a policy that prohibits future employment or severance agreements with executive officers that provide severance benefits exceeding two times base salary and bonus, unless shareholders approve the agreement.

Communication Concern: None

Board Responsiveness	The company has received a number of compensation-related shareholder proposals in the past three years. The advisory vote on executive compensation shareholder proposal received 44.9% of votes cast in the 2008 meeting.
Prior Year MSOP Vote	71.3% of votes cast
Risk Assessment of Compensation Programs	Yes. The highlights of the risk assessment on compensation include the following: - No reliance of a single metric but rather a balanced set of financial performance metrics - The compensation committee takes into account the quality and sustainability of earnings, successful implementation of strategic initiatives and adherence to risk and compliance policies and other core values of the company - Performance is reviewed over one-year, three-year and five-year periods and for the full-tenure over the CEO's full tenure - Three year cliff vesting of equity awards - Stock ownership requirements (see Additional Information) - Clawback provisions (see Additional Information)

Additional Information

Clawback Policy	Yes, three different types of claw-back provisions (see comments below)
Stock ownership guidelines	CEO: 500,000 shares; Other NEOs: 150,000 shares

Stock retention requirements	Options granted to NEOs in 2007 and 2008 (none were granted in 2009) require the executive to hold the net after-tax shares for three years after exercise
Compensation Committee Independence	100% independent

Comments: As stated in the proxy statement, equity awards to executive officers and other key risk-takers are subject to "performance-based clawback" to encourage sustainable profitability over the vesting period. Awards may be canceled in whole or in part if losses occur during the vesting period starting with 2009 performance year. Second, if an executive officer engages in fraud or misconduct, unvested awards are subject to cancellation and previously vested awards may be recouped. Third, the company has an existing recoupment policy under which the board can require reimbursement of any incentive compensation paid to an executive officer whose fraud or intentional misconduct caused the company to restate its financial statements.

Analysis

Last year, ISS recommended that shareholders vote AGAINST the management say on pay proposal due to the lack of transparency in the CD&A about the company's incentive compensation program and the lack of disclosure on a sizable relocation package coupled with tax gross-up for a current executive. The support for the proposal was relatively low at 71.3 percent.

Due to its previous TARP status, the company was prohibited from paying cash bonuses to its NEOs. While the company repaid TARP funds in early 2010, it does not provide detailed insights to its 2010 incentive compensation. However, the proxy statement does indicate that the compensation committee "will apply the principled, structured compensation framework ., consistent with [its] Global Compensation Principles, rather than continuing with the forms of compensation required by the Special Master." A significant portion of 2009 compensation was comprised of "salary stock" for the NEOs with the exception of former CEO Lewis. Mr. Lewis did not receive any base salary or incentive compensation, per agreement with the Special Master. Unlike some other financial companies that have repaid TARP funds, the company states that stock salary awards will not continue in 2010, although 2010 cash base salaries for certain NEOs were increased. The increases ranged from 6.7 (Mr. Price) percent to 36 percent (Mr. Montag). However, no rationale was provided for these salary increases, except that they "better reflect the size and scope of the jobs and are more competitive with broader market practices." Base pay for new CEO Moynihan was increased 19 percent, to $950,000.

A concern this year was the high level of restricted stock awarded to Mr. Montag. While we recognize that the company is fulfilling a contractual agreement that Merrill Lynch had entered, some context around the size of the payment would be helpful to shareholders. Finally, the company did not provide details on when and how it uses the different peer groups and whether it targets a specific level of compensation for benchmarking purposes.

Despite the concerns raised, we acknowledge the positive aspects of the company's compensation program and reasonableness of compensation levels as the compensation committee begins making post-TARP decisions. The new clawback provision requiring sustainability of profits over the vesting period is commendable. We encourage the company to provide more disclosure how such clawback would be implemented. Second, as noted above, stock salary will not be continued into 2010, and cash salary increases enacted this year are not overly excessive.

Item 17. Amend Omnibus Stock Plan — FOR

Vote Recommendation

The estimated shareholder value transfer of the company's plans of 9 percent is equal to the allowable cap for this company of 9 percent. Additionally, this plan expressly forbids repricing.

Background Information

Policies: Equity Plan Amendments

Vote Requirement: Majority of votes cast

Analysis Summary

Amend **2003 KEY ASSOCIATE STOCK PLAN** to reserve 500,000,000 additional shares

Vote Recommendation:	FOR
Shareholder Value Transfer	9%
Company-Specific Allowable Cap	9%
New Share Request	500 million shares
Repricing	Prohibits

3-Yr Average Burn Rate	1.59%
Industry Burn Rate Cap	5.15%

CEO Pay Vs. Performance Disconnect	No
Poor Pay Practices	No

Additional Notes

The company has presented for shareholder approval three amendments to its 2003 Key Associate Stock Plan:

increase the number of shares available under the plan by 500,000,000;
extend the life of the plan by two years, to December 31, 2015; and
remove the "single trigger" provision that provides for automatic full vesting of awards upon the occurrence of a change in control.

While the company has flexible share counting provision for its full value awards, we note that it does not apply to the 504.1 million shares. We note that most of the 504.1 million shares are likely to be granted as full value awards. However, the company should continue to apply the flexible share counting provision and not freely opt in or out of share counting rule. With such flexibility, ISS will consider nullifying the flexible share counting provision and treat all shares as full value awards.

I. Plan Features

A description and analysis of the plan* follows:

Administrative	
Participation:	Key employees
Eligible Participants:	Approximately 45,000 employees
Actual Participants:	Not disclosed
Expiration:	Dec. 31, 2015 (upon shareholder approval)
Administration:	Compensation and Benefits Committee
Awards	
Award Type (Exercise Price):	ISOs (100%), NSOs (100%), SARs, restricted stock and restricted stock units.
Dividend Equivalents:	The company grants dividend equivalents on restricted stock and restricted stock units.
Individual Award Limits:	In no event shall a participant receive an award or awards during any one calendar year covering in the aggregate more than 4,000,000 shares whether such award or awards may be settled in shares, cash or any combination of shares and cash.
Terms & Vesting:	All stock options must be exercised within ten years from the date of grant. Time-based stock-settled awards generally vest ratably over three years.
Payment:	Cash check, cashless exercise and stock. The plan does not provide for company loans to participants.
Features	
Repricing:	The plan expressly prohibits repricing. The plan states that: "Notwithstanding any provision herein to the contrary, the repricing of Options or SARs is prohibited without prior approval of the Company s stockholders." (Source: Def14A filed March 17, 2010 p. B-16)
Flexible Share Counting:	The plan contains a fungible provision whereby common shares issued in connection with full-value awards will count against the plan reserve as 2.5 shares. However, the fungible provision will not count toward the 500 million shares requested: "Under the Amended Stock Plan, there would be added an additional 500 million shares of Bank of America common stock available for awards, all of which could be awarded as restricted stock shares or restricted stock units on a one-for-one share basis. As under the current Stock Plan, any full value award issued in excess of this limit would count as 2.5 shares against the pool of available shares." (Source: Def 14A filed March 17, 2010, p. 61) Therefore, we have valued all 500 million shares as full-value awards.

Discretionary Accelerating of Vesting:	The plan administrator has the discretion to accelerate the vesting of outstanding awards.
Change-in-Control:	The plan includes change-in-control provisions. The administrator may provide for vesting of awards in connection with a change in control of the company only if there is also a termination of employment in connection with the change in control. This generally refers to a termination that occurs upon or within two years within a change-in-control for 1) an involuntary termination without cause; or 2) a termination by the participant for "good reason."
Performance Criteria:	Certain awards may be subject to performance criteria. The criteria may include: total revenue (defined as the sum of net interest income on a taxable-equivalent basis and noninterest income); net income; shareholder value added (which equals the cash basis operating earnings for a year less a charge for the use of capital for the year); return on average common stockholders equity; return on average assets; earnings per common share (using either diluted earnings or not); operating earnings per common share (using either diluted earnings or not); total stockholder return; customer satisfaction (determined based on objective criteria approved by the Compensation and Benefits Committee); expense management; operating margin; operating leverage; or cash flow.

* The plan document was available for review. (Source: Def 14A filed March 17, 2010, Appendix B)

II. Dilution

Shares Outstanding:	**10,031,985,594**
Warrants and convertibles:	339,192,845
Share allocation from plans:	1,128,800,000
Fully diluted shares:	11,499,978,439

	Share Allocation	Dilution (basic shares outstanding)	Dilution (fully diluted shares outstanding)
New share request:	500,000,000	4.98%	4.35%
Shares available under existing plans:	97,400,000	0.97%	0.85%
Shares subject to outstanding awards:	531,400,000	5.30%	4.62%
Total:	1,128,800,000	11.25%	9.82%

III. Burn Rate

Three-Year Average Burn Rate

The three-year average burn rate analysis is a measure of dilution that shows how rapidly a company is using its shares reserved for equity compensation plans. The higher the annual share usage, the more likely the company will dilute the value of shares held by existing investors. More on burn rate analysis.

GICS:	4020 - Diversified Financials
Burn Rate Category:	4020 and Russell 3000
Industry Burn Rate Cap:	5.15%
De Minimis:	2.00%
Most Recent Annual Stock Volatility:	107.52%
Volatility Category:	1 Full Value Award = 1.50 Option Shares
3-Yr Average Adjusted Burn Rate:	(1.39% + 0.96% + 2.41%)/3 = 1.59%
Exceed Industry Burn Rate Cap:	No
Exceed De Minimis:	No
ISS Burn Rate Policy:	Passed

Year	Options/Stock SARs	Full Value Awards	Options/Stock SARs + Adjusted Full Value Awards	Weighted Common Shares Outstanding	Adj Burn Rate = Total Granted/CSO	Unadjusted Burn Rate = Total Granted/CSO
2009	0	124,146,773	186,220,159	7,728,570,000	2.41%	1.61%
2008	17,123,312	17,856,372	43,907,870	4,592,085,000	0.96%	0.76%
2007	34,253,805	18,213,053	61,573,384	4,423,579,000	1.39%	1.19%
				Average	1.59%	1.18%

Probable Duration of New Plan Shares and Remaining Shares Available under Existing Plan(s) Based on Unadjusted Three-Year Average Burn Rate: 7 years

IV. Comparison with GICS Group

This section shows a comparison with the company's four-digit GICS group of Diversified Financials. The comparison is only relevant to this section and should be used as a general reference.

	Total Potential · Dilution (fully diluted shares outstanding)	Three-year average burn rate	Grants to CEO (last fy)	Grants to named officers (last fy)
Bank of America Corporation	9.82%	1.59%	0.34%	0.00%
GICS median	12.33%	1.18%	9.10%	31.79%
GICS average	15.19%	2.21%	14.56%	41.05%
GICS 75th percentile	18.76%	2.38%	22.06%	60.08%

V. Cost-based analysis

ISS evaluates equity-based compensation plans using a cost-based analysis. The cost of an equity plan is expressed in terms of shareholder value transfer (SVT), which is measured using a binomial model that assesses the amount of shareholders' equity flowing out of the company to participants as options are exercised and/or restrictions on awards are lapsed. More on cost-based analysis.

Shareholder Value Transfer

Shareholder Value Transfer (SVT)	**9%**
Company-Specific Allowable Cap	9%
Stock Exchange:	NYSE
200-day avg. as of quarterly data download	$12.86
Shares outstanding:	10,031,985,594
Market Value:	$129,011,334,739

	Share Allocation	Average Award Value	SVT ($)	SVT (as % of market value)
A:	500,000,000	X $12.86	= $6,430,000,000	4.98%
B:	97,400,000	X $6.54	= $636,784,000	0.49%
C:	531,400,000	X $7.75	= $4,120,724,000	3.20%
Total:	**1,128,800,000**		**= $11,187,508,000**	**8.67%**

A = Shares reserved for plan/amendment;

B = Shares available for grant, all plans; includes 93.3 million shares that may be issuable as options or full-value awards (ISS has assumed that such shares will be issued as options, which is the more expensive scenario), and 4.1 million full-value awards.

C = Granted but unexercised. Includes 276 million outstanding options, 186.1 million outstanding full-value awards and 69.3 million shares of salary stock as of Feb. 26, 2010.

VI. Grant Practices

Awards of restricted stock and stock options to executive officers and other eligible key associates are made on a regular award date each year shortly after the end of the applicable performance year. This is the same date that cash incentive awards are paid for the performance year. For the past few years, the award date has been February 15, or the immediately preceding business day if February 15 is not a business day. Awards may be issued other than on the regular annual award date, usually in connection with hiring a new key associate or awards under annual performance plans that follow a different timing cycle. These awards are granted on the first day of the calendar month following approval, which for newly hired associates is on or after their actual hire date. Formal approval for awards is obtained prior to the grant dates. The company states that it does not coordinate the timing of awards with the release of material non-public information. The exercise price for stock options equals the closing price of common stock for the grant date.

Item 18. Report on Government Service of Employees — AGAINST

Vote Recommendation

A vote AGAINST this resolution is warranted because:

- the company has specific policies and oversight published in its Code of Ethics to avoid conflicts of interest identified in the proposal and lists previous positions held by its directors in its proxy statement and on its Web site; and
- the production of such a report annually could be costly without providing substantial benefit to shareholders.

Background Information

Policies: Political Contributions Proposals

Vote Requirement: Majority of votes cast

Discussion

Proposal

Evelyn Davis, owner of 2,423 shares of the company s common stock, has submitted a non-binding proposal requesting the company provide shareholders an annual list of top management that served in any governmental capacity in the previous five years.

Specifically, the proposal requests:

"RESOLVED: That the stockholders of Bank of America assembled in Annual Meeting in person and by proxy hereby request the Board of Directors to have the Company furnish the stockholders each year with a list of people employed by the Corporation with the rank of Vice President or above, or as a consultant, or as a lobbyist, or as legal counsel or investment banker or director, who, in the previous five years have served in any governmental capacity, whether Federal, City or State, or as a staff member of any CONGRESSIONAL COMMITTEE or regulatory agency, and to disclose to the stockholders whether such person was engaged in any matter which had a bearing on the business of the Corporation and/or its subsidiaries, provided that information directly affecting the competitive position of the Corporation may be omitted."

Proponent's Supporting Statement

The proponent asserts that full disclosure of such information is essential because the company has many dealings with federal and state agencies, and because of pending issues in Congress and/or state and regulatory agencies. The filer contends that the requested disclosure is especially important because the new administration has appointed many new regulators.

Board's Statement

Management opposes this resolution, stating that it believes the proposal is unnecessary because laws and regulations regarding the conduct of current and former government employees in their relationships with governmental agencies provide sufficient safeguards against impropriety. The company also maintains that the report would be duplicative of information required by law and would be burdensome as it would require the company to look into the background of massive number of individuals retained by the company for professional services, such as attorneys, lobbyists, investment bankers, and consultants. Management adds that such professional service providers are governed by conflict of interest and professional conduct rules and may also have only a limited relationship to the company.

Background on Government Service

The skills needed to write and enforce regulations are similar to those skills needed to help a company comply with those regulations. As a result, certain branches of the U.S. government and companies doing business with those branches compete for the same pool of potential employees, and movement between the public and private sectors is common. While the government benefits from knowledge gained in the corporate world, and corporations benefit from employees with first-hand knowledge of the federal regulatory system, critics fear that conflicts of interest and even corruption can result from the hiring of former government employees. Laws have been passed designed to prevent former government employees from abusing knowledge and influence of their former positions, but critics charge that they are insufficient.

Such increased awareness of the ties between corporate America and the government has become more apparent in the wake of controversy surrounding large government and military contracts awarded over the past few years. Companies that rely heavily on government contracts for sources of revenûe frequently face the scrutiny of watchdog groups and critics. These critics often allege potential conflicts of interest, making mention of the fact that certain political figures have ties to the company that may present the appearance of impropriety in future corporate/government relationships. Further, the hiring of former government officials has been controversial since the fall of 2003, when it came to light that a top Air Force official discussed a possible job at Boeing while also reviewing that company s bids for a major military contract.

In 2004, Congress passed an intelligence bill requiring a year s delay before senior federal bank employees can accept positions in the private sector for a company they regulated as a government employee. The requirement was, in part, a response to a scandal involving Riggs Bank official R. Ashley Lee, who was a top examiner at the Office of the Comptroller of the Currency while Riggs was under investigation for money laundering in connection with the former Chilean dictator, Augusto Pinochet. After leaving the federal office and accepting an executive position at the bank, he was accused of omitting incriminating evidence against the bank while at the OCC.

Related Shareholder Activism

This is the second consecutive year Evelyn Davis has filed a proposal of this nature at BAC; in 2009, a similar proposal received 7.8 percent shareholder support. In addition to BAC, the proposal has also been filed at Ford this year.

In 2009, a similar proposal was also filed at Citigroup, J. P. Morgan, and Ford and received an average of 6.7 percent shareholder support.

Company Disclosure

It does not appear that any information is available suggesting that BAC has itself been involved in any activities or associations that would constitute a government conflict of interest.

Countrywide Financial, which was acquired by BAC in 2008, was involved in several controversies in June 2008 that may fall under the realm of a conflict of interest relating to government relations. Specifically, in June 2008, Conde Nast Portfolio reported that numerous politicians over recent years had received mortgage financing at non-competitive rates from Countrywide Financial because the corporation considered the politicians eligible for a special program called "Friends of Angelo" (FOA) named after the company s CEO Angelo Mozilo. Although this controversy relates to a government conflict of interest at Countrywide Financial, it occurred prior to the acquisition by BAC and does not appear to directly concern a conflict of interest derived from former government employees working at BAC.

The company lists previous positions in which its directors have served in its most recent proxy statement and on its corporate Web site. Further, BAC has a Code of Ethics available on its corporate Web site which outlines conflicts of interest and other policies relating to interaction with government officials. The Code also explains its oversight procedures. Specifically, on government relations oversight, the Code states, "To ensure compliance with various state and Federal laws relating to interaction with government officials and agencies, associates must contact their Senior Line of Business Manager, in consultation with their Line of Business Compliance Officer, before entertaining or giving any item to a government or public official."

Analysis

Companies can benefit from the knowledge and expertise of former government workers. These employees may be intimately familiar with the internal processes of government procurement and decision-making. The knowledge of such employees can add real value to a company s operations. The proponent raises a valid concern regarding the potential for government related conflicts of interest; however, existing regulation provides certain limitations of such conflicts. The company also has specific policies and oversight published in its Code of Ethics to avoid such conflicts of interest and lists previous positions held by its directors in its proxy statement and on its Web site.

Item 19. TARP Related Compensation — FOR

Vote Recommendation

A vote FOR is warranted for this shareholder proposal so that shareholders fully understand the rationale and the forgone tax deductions under Section 162(m).

Vote Requirement: Majority of votes cast

Discussion

Proposal

The AFL-CIO, beneficial owner of 6,543 shares of the company s common stock, has submitted the following shareholder proposal:

"RESOLVED: The stockholders of Bank of America Corporation (the Company) hereby request that the Board of Directors (Board) report annually on the extent to which the application of Section 162(m) of the Internal Revenue Code resulted in some or all of the remuneration of the Company s senior executives being non-deductible for federal income tax purposes, how much money that non-deductible pay is costing the Company in terms of higher taxes, and the rationale for paying such non-deductible compensation."

Proponent's Supporting Statement

The proponent asserts that the company is among the various financial institutions that received financial assistance under the U.S. Treasury Department s Troubled Asset Relief Program (TARP), which sought to inject liquidity into the financial system and to revive the credit markets. Critics noted that these companies compensation programs created perverse incentives for executives to focus on short-term results, even if those results were ultimately not in the companies long-term interests. Congress responded by establishing standards restricting the executive compensation at institutions receiving TARP funds. One such standard limits the tax-deductible compensation that a company receiving TARP funds may pay to each executive at $500,000 per year. Companies receiving TARP funds may pay executives compensation in excess of $500,000, but doing so may increase the company s income taxes and affect its bottom line and thus affect stockholder returns.

The proponent believes that stockholders have the right to know the specific financial implications to the company of a decision by the board to pay senior executives more than the applicable deduction limit, as well as the board s rationale for doing so. In 2008, CEO Kenneth Lewis received a base salary of $1.5 million, and the other four NEOs each received base salaries of $800,000. The proponent requests that the board explain why it approved compensation in excess of the non-deductible limits in the law and to report how much this cost the company in additional taxes and lower profits.

Board s Statement

The board opposes this resolution, stating that the company is no longer a TARP recipient and therefore the proposal is no longer relevant to the company. The board states that its executive compensation program is designed to provide competitive compensation opportunities that align the company's executive officers interests with those of its shareholders, provide pay that varies depending on performance and reward long-term, sustainable results. The board does not believe that it would be in the best interests of the company to place an undue emphasis on all of the potential tax effects of its executive compensation program in its disclosures as those tax effects can be complicated, inter-connected with other non-compensation related aspects of the company s tax position, not material in amount and, although fully considered by the Compensation and Benefits Committee, ultimately not the primary focus of decisions regarding executive compensation. Ultimately, such disclosures would add disproportionate length to the company's disclosures without providing shareholders with material information.

Analysis

Although the company is no longer subject to TARP pay restrictions, Section 162(m) of the Internal Revenue Code would still apply to any publicly traded company. In this case, the pay limit is raised from $500,000 (TARP companies) to $1,000,000. IRS regulations disallow corporate tax deductions above a $1 million threshold to certain highly paid executives, unless the payment qualifies as "performance-based."

As noted under Item 16, the company has increased the NEOs' 2010 base salaries. New CEO Moynihan's base salary increased from $800,000 in 2009 to $950,000 in 2010. Former CEO Lewis's base salary was $1,500,000. The company has paid compensation above the tax deductible limit under Section 162(m), and may do so in the future.

Shareholders should be provided with a robust rationale for paying compensation above the tax deductible limit as well as the forgone tax deductions that the company incurs.

Item 20. Amend Articles/Bylaws/Charter -- Call Special Meetings FOR

Vote Recommendation

Given the reasonable threshold of share ownership proposed to call a special meeting, this proposal warrants shareholder support.

Background Information

Policies: Special Meetings Proposals

Vote Requirement: Majority of votes cast

Discussion

Proposal

Ray T. Chevedden, owner of no fewer than 200 shares of the company's common stock, has submitted a non-binding proposal to allow holders of 10% of the company's common stock to call special meetings. More specifically, the proposal states:

"RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

Proponent's Supporting Statement

The proponent believes that if shareholders cannot call a special meeting, investor returns may suffer. The proponent notes that this proposal received more than 49% support at the 2009 annual meeting, and that proposals often receive higher support in subsequent years. According to the proponent, the merit of this proposal should also be considered in the context of the need for improvements in the company's corporate governance, including in the areas of executive pay, takeover defenses and concerns with certain directors.

Board's Statement

The board responds that adopting this proposal is unnecessary because holders of 25% of common stock currently have the ability to call a special meeting.

The board believes that the proposed 10% threshold is too low. The company's size and large number of shareholders make calling a special meeting a complex endeavor. The directors maintain that the current 25% threshold balances shareholders' ability to call a special meeting and the appropriate use of resources.

Further, the board states that the only circumstances in which a special meeting requested by 25% of stockholders would not occur is if the board determines in good faith that the specific business the stockholder seeks to address at the special meeting is scheduled to be addressed, or has recently been addressed, at another stockholder meeting or the subject matter or manner of request violates or is not appropriate under applicable law. According to the board, this is intended to prevent the unnecessary expenditure of corporate resources that would result from holding duplicative stockholder meetings.

Lastly, the board claims that the last sentence of the proposal could be read as requiring members of the board to own 10% of common stock in order for the board to be entitled to call a special meeting. To the extent the proposal purports to limit the power of the board under Delaware law to call special meetings, it would violate Delaware law if implemented.

Analysis

Most state corporation statutes allow shareholders to call a special meeting when they want to take action on certain matters that arise between regularly scheduled annual meetings. Most often, this right applies only if a shareholder, or group of shareholders, owns a specified percentage of the outstanding shares. The percentage of shareholder votes required to force the company to call the meeting depends on the state statute, as does the company's ability to limit or deny altogether shareholders' right to call a special meeting. Notably, Delaware, home to more than half of all U.S. publicly traded corporations, has no statute with regard to the right to convene special meetings though does allow companies to opt in.

Commonly, companies will set the threshold to call special meetings at ten percent of outstanding common stock. According to an ISS analysis of S&P1500 companies, 47 percent of such companies allow shareholders to call special meetings as of Jan. 1, 2010, with 27 percent of those companies providing for the right based on ownership of 10 percent of outstanding stock. The next most prevalent threshold is 51 percent, which 23 percent of companies have set, and then 25 percent, as set by 15 percent of surveyed firms, according to ISS data.

In terms of day-to-day governance, shareholders may lose an important right the ability to remove directors or initiate a shareholder resolution without having to wait for the next scheduled meeting if they are unable to act at a special meeting of their calling. Shareholders could also be powerless to respond to a beneficial offer if the bidder cannot call a special meeting. The practical inability to call a special meeting and the resulting insulation of management could adversely affect corporate performance and shareholder returns.

ISS notes that this proposal received 49.4% support at the 2009 annual meeting.

Conclusion

The proposal provides the right to call a special meeting to an aggregate of at least 10 percent of the outstanding shares, and thus is set to a reasonable threshold. The company currently permits holders of 25 percent of shares outstanding to call special meetings. However, this right contains certain limitations. According to the bylaws, the secretary shall not be required to call a special meeting upon stockholder request if "...an annual or special meeting was held not more than 12 months before the Delivery Date, which included the purpose(s) specified by the Requisite Percent of record holders (or their duly authorized agents) in the Special Meeting Request(s), with such determination being made in good faith by the Board of Directors." Therefore, RMG considers the company to be impeding shareholders' right to call a special meeting. The proposal seeks to reduce the threshold to 10 percent, which we believe is a reasonable threshold and is in the best interests of shareholders.

Item 21. Advisory Vote to Ratify Named Executive Officers' Compensation FOR

Vote Recommendation
A vote FOR this proposal is warranted because it would promote board accountability and give shareholders a voice in executive compensation

Background Information

Policies: Executive Compensation Evaluation

Vote Requirement: Majority of votes cast

Discussion

Proposal
Kenneth Steiner, owner of 4,452 shares of the company's common stock, has submitted a proposal calling for an annual shareholder advisory vote on executive compensation. More specifically, the proposal reads:

"RESOLVED the shareholders of our company recommend that our board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation s Committee Report and the executive compensation policies and practices set forth in the Company s Compensation Discussion and Analysis. This is a Say on Pay policy request to apply each year whether or not our company is obligated under TARP or a similar requirement."

Shareholder's Supporting Statement
The proponent highlights the importance of sound compensation practices and believes that there is a link between practices that encourage short-term thinking and the financial crisis. The proponent argues that the merits of this proposal should be considered in the context of the needed improvements in the company's governance. Specifically, the proponent raises concerns with executive compensation, including a pay-for-performance disconnect and poor disclosure.

Board's Statement
The board notes that shareholders the current proxy statement provides shareholders with an opportunity to vote on the compensation of executive officers (Item 16). Accordingly, the board believes that this proposal is unnecessary. In addition, the board does not believe that the advisory vote sought by the proposal would provide meaningful guidance to the board or the compensation and benefits committee. The proposal maintains that the Compensation and Benefits Committee Report is a technical disclosure requirement under SEC rules and does not contain substantive disclosure regarding the company s compensation policies and practices. As such, a vote to approve or disapprove this report would not be informative. Moreover, the board maintains that, given the level of detail in its CD&A, it would be impossible for the board to determine what message was being sent by shareholders.

Analysis

Sizeable executive compensation packages not linked to performance run counter to the interests of shareholders. This viewed has gained wide currency in the wake of the global financial crisis and as recent SEC compensation disclosure rules focus attention on the dollar value of potential retirement and severance packages and the total value of top executives' compensation arrangements.

Better disclosure is an important step toward promoting board accountability for pay, as well as giving shareholders a better perspective to evaluate board performance regarding executive pay. While shareholders may express dissatisfaction or concern via their votes on equity-based compensation plans, these plans are generally broad-based. Shareholders also can withhold votes from compensation committee members, but the effect is diminished in cases where companies maintain a classified board and/or employ a plurality vote standard. Supporters of an advisory vote on compensation, dubbed say on pay, say such a vote would address these concerns.

Opponents of pay votes argue the proposals do not provide an ideal mechanism to address pay concerns while also holding the potential of giving boards a shield to avoid accountability. Another sticking point, critics contend, is whether shareholders will understand what they are voting on, given the variance in Compensation Discussion & Analysis disclosures among companies and the complexities of pay programs.

Elsewhere in the world, countries including the U.K., Sweden, and Australia have adopted say on pay with few problems. A 2007 report by Yale University's Millstein Center for Corporate Governance and Performance highlighted the efficacy of the proposal in the U.K. market, noting its ability to tame the rate of increase in CEO pay, curb opportunities for "pay for failure," and link compensation dramatically closer to performance.

In the U.S., momentum for say on pay is building. Investors continue to press companies for the right to a pay vote, with more than 50 corporations voluntarily allowing for it as of March 1, 2010. Shareholders have given solid backing to investor resolutions calling for say on pay. According to ISS data, average support of votes cast for and against shareholder say-on-pay resolutions was 42.5 percent in 2007, 41.5 percent in 2008, and 46 percent in 2009.

U.S. lawmakers are also pressing for legislation mandating say on pay; the idea gained traction in light of a pay vote mandate for companies receiving federal assistance under the Troubled Asset Relief Program. As of early 2010, legislation approved by the House and pending in the Senate would impose a market-wide requirement for pay votes, though the chances of passage and timetable for implementation remain hard to predict.

In this case, the TARP-mandated advisory vote on executive compensation on last year's ballot received 71.3 percent of votes cast. The company, while no longer subject to TARP requirements, has voluntarily submitted a similar vote on executive compensation at this year's annual meeting. However, we note that the company does not disclose a commitment to continue to submit such a measure annually beyond 2010. Therefore, support for this proposal is warranted.

Item 22. Adopt Policy on Succession Planning — FOR

Vote Recommendation

Approval of this proposal is warranted because it would enable shareholders to gauge the board's commitment to thorough succession planning.

Vote Requirement: Majority of votes cast

Discussion

Proposal

The Laborers National Pension Fund, owner of approximately 58,500 shares of the company's common stock, has submitted the following proposal:

"Resolved: That the shareholder of Bank of America Corporation (Company) hereby request that the Board of Directors initiate the appropriate process to amend the Company s Corporate Governance Guidelines (Guidelines) to adopt and disclose a written and detailed succession planning policy, including the following specific features:

The Board of Directors will review the plan annually;

The Board will develop criteria for the CEO position which will reflect the Company s business strategy and will use a formal assessment process to evaluate candidates;

The Board will identify and develop internal candidates;

The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;

The Board will annually produce a report on its succession plan to shareholders. "

Proponent's Supporting Statement

The proponent believes that CEO succession is one of the board's primary responsibilities and maintains that the purpose of this item is to ensure that the board adopts a written policy containing several specific best practices in order to ensure a smooth transition in the event of the CEO's departure. The proponent cites a NACD report which identified best practices and innovations in CEO succession planning and found that boards of companies with successful CEO transitions are more likely to have well-developed succession plans that are put in place well before a transition, are focused on developing internal candidates and include clear candidate criteria and a formal assessment process.

Board's Statement

The board believes that adoption of this proposal is unnecessary because the company has fully effected the proposal in all respects. The company currently addresses succession planning in its Corporate Governance Committee Charter and Corporate Governance Guidelines. Additionally, the company is subject to NYSE listing rules, which require it to have a succession policy in place.

The board argues that each of the measures sought by the proposal is currently part of the company's succession policies. Under BAC's succession plan and planning process, the board:

- reviews the plan at least annually pursuant to the Corporate Governance Guidelines;
- reviews the criteria developed for the CEO position, which reflects, among other things, BAC's business strategy and which uses a formal assessment process to evaluate potential internal and external candidates;
- reviews internal candidates identified and developed in partnership with the CEO and executive management and considers potential external candidates; and
- reviews a non-emergency CEO succession plan, which will be developed as reasonably as practicable in advance of an expected transition and an emergency plan that addresses succession in the event of extraordinary circumstances.

Analysis

During the 2008 and 2009 proxy seasons, the SEC Corporation Finance Division allowed issuers to exclude from their annual meetings shareholder proposals relating to succession planning because the proposals related to the hiring, promotion, or termination of employees. However, on Oct. 27, 2009, the Division issued Staff Legal Bulletin 14E, stating that CEO succession planning had become especially important given recent events and concluding that it is a "significant policy issue" that "transcend[s] the company s day-to-day business matters." The Division stated that it would henceforth not exclude succession planning proposals on ordinary business grounds; however, it would continue to exclude any proposals that would "micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

All companies should have succession planning policies and succession plans in place, and boards should periodically review and update them. Guidelines for disclosure of a company s succession planning process should balance the board s interest in keeping business strategies confidential and shareholders interest in ensuring that the board is performing its planning duties adequately. Disclosure is especially important at companies where the CEO is also the chairman of the board, in order to assure shareholders that the CEO is amenable to planning for his or her own succession, or alternatively that the board is not overly deferential to a CEO who is unwilling to prepare the company for his or her departure. We note that Ken Lewis held the positions of chairman and CEO until shareholders supported a binding proposal to separate these roles at the 2009 annual meeting.

ISS will generally recommend that shareholders vote FOR shareholder proposals that request disclosure of an issuer s succession planning policy. In analyzing the proposal, RMG will take into account, at a minimum, the board s current disclosure of its succession planning process, and the reasonableness of the requests contained in the proposal.

We note that the company's Corporate Governance Committee charter states that the committee "shall ensure that a proper succession planning process is in place to select a CEO and Chairman of the Board and also assure that such process is effectively administered." The charter also indicates that the committee will oversee periodic assessments of senior management structure and performance. However, neither the Corporate Governance Committee charter nor the company's Corporate Governance Guidelines provides specific details of a policy.

BAC's proxy materials provide more information about succession planning at BAC, including the following points:

- The CEO meets periodically with the Corporate Governance Committee to discuss succession planning, while the senior HR officer reports regularly to the committee and periodically to the board on the identification and development of leadership candidates.
- The full board reviews succession planning at least annually.
- The board establishes criteria for the CEO position, reflecting, among other things, the company s scope of business, the business environment and the company s long term strategy, and reviews potential internal candidates with the CEO and senior HR officer.
- Directors engage with potential candidates at board and committee meetings as well as informally to allow personal assessment of candidates.
- The board approves emergency contingency and continuity plans for CEO succession planning to enable the company to respond to an unexpected CEO vacancy. The Corporate Governance Committee discusses such plans with the CEO and approves them annually.

The board notes that in 2009, it created a special CEO Transition Committee to recommend a successor to Ken Lewis, in accordance with the aforementioned policies. The special committee included board chairman Walter Massey, Corporate Governance Committee chairman Thomas May, as well as directors Charles Gifford, Charles Holliday, Donald Powell and Thomas Ryan.

Mr. Lewis, who had previously suggested that he would continue as BAC's CEO through the end of the financial crisis, announced on Sept. 30, 2009 that he would resign as CEO and director effective Dec. 31, 2009. The resignation was unexpected and the board was not prepared to name a successor. Moreover, at the time of Mr. Lewis' announcement, the company faced multiple distractions including legal and regulatory action related to its acquisition of Merrill Lynch and a high level of board turnover. Over two months passed before Brian Moynihan was elected as CEO on Dec. 16, 2009.

Conclusion

ISS believes that this item warrants shareholder support. While the company represents that it has fully effected the proposal in all respects, it has not committed to providing a detailed report on its succession plan to shareholders each year (there was no discussion of the company's succession policies in the company's 2009 or 2008 proxy materials). ISS believes that shareholders would benefit by having a report of a current, detailed succession plan disclosed annually. Such a report would enable shareholders to judge the board on its readiness and willingness to meet the demands of succession planning based on the circumstances at that time. Note that this is a precatory proposal and would not require the board to disclose material sensitive information such as potential succession candidates, only the policy itself.

Item 23. Report on Collateral in Derivatives Trading — FOR

Vote Recommendation

Approval of this item is warranted given that the report requested by it would enable shareholders to better assess risk related to derivatives trading.

| **Vote Requirement:** Majority of votes cast |

Discussion

Proposal
Certain shareholders who collectively own a minimum of 55,863 shares of the company's common stock have submitted the following proposal:

"RESOLUTION: Collateral in Over-the Counter Derivatives Trading

Whereas the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

Whereas taxpayers in the United States have been forced to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations over the past 18 months;

Whereas lending up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

Whereas very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

Whereas concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions. (Matthew Goldstein, Reuter s blog, August 27, 2009)

Whereas the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

Whereas numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

Whereas Nobel economist Robert Engel wrote that inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy. (Wall St. Journal, May 19, 2009)

Whereas multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

Be it resolved that the shareholders request the Board to report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm s policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;"

Proponents' Supporting Statement
The proponents claim that they have been concerned about the long-term consequences of irresponsible risk in investment products, and maintain that the report requested in this proposal will offer information needed to adequately assess the company s sustainability and overall risk, in order to avoid future financial crises.

Board's Statement
The board responds that the report requested by the proponents would not provide meaningful information to stockholders or serve as an efficient use of BAC's resources. The requested disclosure goes beyond what is currently required under SEC rules and regulations and other applicable accounting standards. The board also claims that BAC's public filings provide a significant amount of detail regarding the company's derivative positions.

Additionally, the board suggests that developing and refining policies relating to derivatives trades is a fundamental element of management s responsibility.

Further, the board notes that BAC's policies and procedures relating to derivatives transactions contain detailed, complex and confidential information with respect to its investment holding and trading, and that the requested report could place the firm at a competitive disadvantage to other market participants that do not disclose such information.

Analysis

ISS generally supports the provision to shareholders of information pertaining to the level of risk associated with companies' activities. In this case such information may enable shareholders to gauge the amount of risk in their portfolios and determine whether such risk is suitable to their investment preferences. In this case, it does not appear that the company's disclosures are sufficient to enable shareholders to determine whether the risks they are exposed to are within acceptable boundaries. Moreover, this is a precatory proposal, so the company would have the ability to provide additional, meaningful disclosure to shareholders without disclosing sensitive information. As such, the proposal warrants support.

Item 24. Claw-back of Payments Under Restatements FOR

Vote Recommendation

Approval of this item is warranted because it would provide for a stronger recoupment policy.

Background Information

Policies: Recoup Bonuses (Clawback) Proposals

Vote Requirement: Majority of votes cast

Discussion

Proposal

The SEIU Master Trust, owner of 44,500 shares of the company's common stock, has submitted a non-binding proposal calling for the board to adopt a policy regarding the recoupment of executive compensation under certain circumstances. More specifically, the proposal reads:

"RESOLVED, that stockholders of Bank of America Corporation (BAC or the Company) urge the board of directors to adopt a policy that the board will review, and determine whether to seek recoupment of, bonuses and other incentive compensation (or appropriate portions thereof) paid to senior executives in the previous five years based on financial or operating metric (s) (Compensation Metrics) that have (a) been materially reduced as the result of a restatement of financial results or (b) been determined by the board to have been materially unsustainable, as shown by subsequent impairment charges, asset writedowns or other similar developments affecting the Compensation Metrics."

Proponent's Supporting Statement

The proponent raises concerns with executive compensation programs that incentivize short-term performance at the expense of long-term value, noting the role of such policies in the financial crisis. Accordingly, the proponent urges adoption of a policy that would enable the board to recoup or claw back compensation paid on any compensation metric that is later reversed due to a material restatement of the financials or because performance on the compensation metric turns out to have been materially unsustainable in the five years after the compensation was paid.

The proponent notes that senior officers of TARP participants are required to reimburse the company for incentive compensation paid based on materially inaccurate financial statements performance metric criteria. The proposed policy, argues the proponent, would apply to BAC after the company has repaid TARP funds. The proponent notes that it would go even further than the TARP requirements by providing for clawback of compensation paid on metrics that were not inaccurate at the time they were recorded or measured, but were shown to be unsustainable over the following five years. While the proponent acknowledges that the company has an existing clawback policy, it notes that such policy is less stringent than the TARP requirement since it applies only to compensation paid to executives whose own fraud or intentional misconduct caused a restatement.

Board's Statement

The board responds that it currently has strong policies in place regarding clawbacks. Additionally, the board notes that the company's executive compensation programs include a well-governed pay-for-performance program that awards long-term sustainable results aligned with shareholder interests. Accordingly, these executive compensation programs sufficiently serve the same purpose and intent of the proposal. Further, the board maintains that the proposal could not be effectively applied, as it would cover compensation paid in the previous five years, including individuals who are no longer employed by the company. According to the board, this proposal would require the company to alter provisions with agreements with previous executives, which it cannot legally do.

Analysis

In evaluating claw-back shareholder proposals, ISS considers whether the company has adopted a formal claw-back policy and/or if the company has chronic restatement history or material financial problems.

As a matter of good corporate governance practice, companies may voluntarily adopt a claw-back policy. For example, a policy may state that in the event of a significant restatement of financial results, the board will review all bonuses that were made to senior executives during the restatement period, and they will seek to recoup all such bonuses to senior executives whose fraud or misconduct resulted in such restatement.

As noted under Item 16 (Management Say on Pay Proposal), the company does have three types of clawback provisions:

(1) equity awards to executive officers and other key risk-takers are subject to "performance-based clawback" to encourage

sustainable profitability over the vesting period; awards may be canceled in whole or in part if losses occur during the vesting period starting with 2009 performance year.

(2) if an executive officer engages in fraud or misconduct, unvested awards are subject to cancellation and previously vested awards to that executive may be recouped.

(3) the company has an existing recoupment policy under which the board can require reimbursement of any incentive compensation paid to an executive officer whose fraud or intentional misconduct caused the company to restate its financial statements.

We commend the company for adopting a performance-based clawback policy to encourage sustainable profitability over the vesting period. However, the company should provide more details around the implementation of this clawback policy. While the company has two additional clawback policies surrounding fraud and misconduct and the subsequent restatement of financial statements due to the detrimental behavior, the company is only recouping payments from the executive officer who has committed fraud or misconduct. The policy does not go beyond seeking recoupment of unearned incentive compensation from all executive officers if there is a material restatement or fraud or misconduct contributing to the material restatement. As such, shareholder support of this proposal is warranted.

Equity Ownership Profile

Type	Votes per share	Issued
Common Stock	1.00	10,031,985,594
Series B Preferred Stock	1.00	7,571
Series 1 Preferred Stock	150.00	4,861
Series 2 Preferred Stock	150.00	17,547
Series 3 Preferred Stock	150.00	22,336
Series 4 Preferred Stock	150.00	12,976
Series 5 Preferred Stock	150.00	20,190
Series 6 Preferred Stock	5.00	65,000
Series 7 Preferred Stock	5.00	16,596
Series 8 Preferred Stock	150.00	89,100

Ownership - Common Stock	Number of Shares	% of Class
State Street Global Advisors	383,712,401	4.44
BlackRock Global Investors	373,639,579	4.32
Vanguard Group, Inc.	297,216,126	3.44
Fidelity Management & Research	249,798,928	2.89
Wellington Management Co. LLP	171,302,953	1.98
Paulson & Co., Inc.	159,794,229	1.85
Capital World Investors	159,468,005	1.84
T. Rowe Price Associates, Inc.	126,461,190	1.46
Capital Research Global Investors	109,722,582	1.27
Northern Trust Investments	104,978,754	1.21
TIAA-CREF Asset Management LLC	68,172,477	0.79
Korea Investment Corp. (Investment Mgmt)	65,496,345	0.76
JPMorgan Asset Management, Inc.	63,976,958	0.74
Bank of New York Mellon Asset Management	61,656,645	0.71
AllianceBernstein LP	55,179,252	0.64
Franklin Advisers, Inc.	55,449,478	0.64
Eaton Vance Management, Inc.	54,244,442	0.63
Goldman Sachs Asset Management LP (United States)	52,333,124	0.61
Geode Capital Management LLC	50,259,980	0.58
BlackRock Advisors LLC	49,212,717	0,57

Additional Information

Meeting Location	**Carolina Blumenthal Performing Arts Center 130 North Tryon Street Charlotte, North Carolina**
Meeting Time	10:00
Solicitor	Georgeson Inc. and Laurel Hill Advisory Group, LLC
Security IDs	060505104(CUSIP), 060505203(CUSIP), 060505559(CUSIP), 060505567(CUSIP), 060505575(CUSIP), 060505583(CUSIP), 060505591(CUSIP), 060505617(CUSIP), 060505625(CUSIP), 060505633(CUSIP), 060505RKH(CUSIP)

ISS Governance Services' experienced research team provides comprehensive analyses of proxy issues and complete vote recommendations for more than 40,000 meetings in over 100 worldwide markets. More than 200 analysts, fluent in 25 languages, cover every holding within a client s portfolio in both developed and emerging markets.

Research Analysts are located in financial centers worldwide, offering local insight and global breadth. Research office locations include Brussels, London, Manila, Melbourne, Paris, Singapore, Tokyo, Toronto, and Washington DC/Rockville.


RMG_logo_194_black_notag.pnc



HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

January 7, 2011

Rule 14a-8

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by SEIU Master Trust

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated November 16, 2010 (the "Proposal") from SEIU Master Trust (the "Proponent") for inclusion in the proxy materials for the 2011 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2011 Annual Meeting is scheduled to be held on or about May 11, 2011. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 30, 2011.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and



2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2011 Annual Meeting.

THE PROPOSAL

The Proposal urges the

> board of directors to amend its clawback policy to provide that the board will review, and determine whether to seek recoupment of, bonuses and other incentive compensation (or appropriate portions thereof) paid to senior executives in the previous five years based on financial or operating metric(s) ("Compensation Metrics") that (a) have been determined by the board to have been materially unsustainable, as shown by subsequent impairment charges, asset write downs or other similar developments affecting the Compensation Metrics or (b) have been the subject of financial restatement, regardless of the culpability of the individual senior executive.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2011 Annual Meeting pursuant to Rules 14a-8(i)(10), 14a-8(i)(3) and 14a-8(i)(6). The Proposal may be excluded pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is vague and indefinite, in violation of Rules 14a-9 and 14a-5. The Proposal may also be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(10) because it is has been substantially implemented.

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2011 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." *See Securities Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*"). The Commission has made explicitly clear that a proposal ***need not be "fully***



effected" by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). *See 1998 Release* (confirming the Commission's position in *Securities Exchange Act Release No. 34-20091* (August 16, 1983) ("*1983 Release*")). In the *1983 Release*, the Commission noted that the "previous formalistic application [(i.e., a "fully-implemented" interpretation that required line-by-line compliance by companies)] of [Rule 14a-8(i)(10)] defeated its purpose." The purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *Securities Exchange Act Release No. 34-12598* (July 7, 1976) ("*1976 Release*") (addressing Rule 14a-8(c)(10), the predecessor rule to Rule 14a-8(i)(10)).

The Division has granted no-action relief in situations where the essential objective of the proposal has been satisfied even if by means other than those suggested by the proponent. See, for example, *Anheuser-Busch Cos., Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); and *MacNeal-Schwendler Corporation* (April 2, 1999). *See also Wal-Mart Stores, Inc.* (March 30, 2010); *Caterpillar Inc.* (March 11, 2008); *Wal-Mart Stores, Inc.* (March 10, 2008); *The Dow Chemical Co.* (March 5, 2008); and *Johnson & Johnson* (February 22, 2008), where, in each instance, the Division permitted exclusion under Rule 14a-8(i)(10) of a proposal requesting the company to prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives. As discussed in detail below, the Corporation believes that the essential objective of the Proposal, recovery of erroneously awarded compensation, has been satisfied.

In applying the "substantially implemented" standard, the Division does not require a company to implement every aspect of the proposal; rather, substantial implementation requires only that the company's actions satisfactorily address the underlying concerns of the proposal. *See Masco Corp.* (March 29, 1999). Furthermore, the Division has taken the position that if a major portion of a stockholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. *See The Limited* (March 15, 1996) and *American Brands, Inc.* (February 3, 1993). "[A] determination that [a] [c]ompany has substantially implemented [a] proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco Inc.* (March 28, 1991) ("*Texaco*"). *See also, Symantec Corporation* (June 3, 2010) ("*Symantec*"). In addition, a proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10). *See The Gap Inc.* (March 16, 2001).

When the Commission adopted the predecessor to Rule 14a-8(i)(10) it stated, "mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events." *Securities Exchange Act Release No. 34-12999* (November 22, 1976). The Division has consistently found proposals excludable



under Rule 14a-8(i)(10) when they were substantially implemented pursuant to laws or other statutory enactments. For instance, in *Johnson & Johnson* (February 17, 2006), the Division found a proposal requesting that the company "verify the employment legitimacy of all current and future U.S. workers" excludable pursuant to Rule 14a-8(i)(10). Johnson & Johnson argued that the "Company and its U.S. subsidiaries are already required by law to verify the employment eligibility of each employee they have hired since November 7, 1986 under the Immigration Reform and Control Act of 1986." *Id.; see also Yum! Brands, Inc.* (March 6, 2008). The Division also concurred with Intel Corp. that a proposal requesting that the company "establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued" was excludable pursuant to Rule 14a-8(i)(10) because FASB's approval of Statement 123(R) had substantially implemented the proposal. *Intel Corp.* (February 14, 2005). Further, the Division has consistently found proposals excludable under Rule 14a-8(i)(10) when they were substantially implemented pursuant to means other than statutory rules or laws. *See Wal-Mart Stores, Inc.* (March 28, 2007) (permitting exclusion of a proposal seeking disclosure of the company's relationships with its executive compensation consultants or firms, including the matters specified in the proposal because it was already substantially required under Regulation S-K); *Verizon Communications Inc.* (February 21, 2007) (permitting the exclusion of a proposal seeking disclosure of the material terms of all relationships between each director nominee deemed to be independent and the company, or any of its executive officers, that were considered by the board in determining whether such nominee was independent because it was already substantially required under Regulation S-K); *Honeywell International Inc.* (February 21, 2007) (same); *AMR Corporation* (April 17, 2000) ("*AMR Corp.*") (permitting the exclusion of a proposal recommending that the company's audit, nominating and compensation committees consist entirely of independent directors on the basis that the company was subject to the independence standards set forth in the New York Stock Exchange (the "NYSE") listing standards, Section 162(m) of the Internal Revenue Code and Exchange Act Rule 16b-3 for directors serving on such committees); and *Eastman Kodak Co.* (February 1, 1991) ("*Eastman Kodak*") (permitting the exclusion of a proposal recommending that the company's board of directors adopt a policy of publishing in the company's annual report the costs of all fines paid by the company for violations of environmental laws based on a representation by the company that it complied with Item 103 of Regulation S-K, which requires similar (albeit not identical) disclosure). *See also Texaco Inc.* (March 29, 1991) and *Columbia/HCA Healthcare Corp.* (February 19, 1998).

A. The clawback policy under the Proposal has been substantially implemented due to the enactment of the Dodd-Frank Act.

Through the enactment of The Dodd-Frank Wall Street Reform and Consumer Protect Act (the "Dodd-Frank Act") on July 21, 2010, the essential objective of the Proposal (i.e., recovery of erroneously awarded compensation) has been satisfied. Section 954 of the Dodd-Frank Act



(Recovery of Erroneously Awarded Compensation) created a new Section 10D of the Exchange Act, which requires each issuer to develop and implement a clawback policy with respect to incentive-based compensation ("Clawback Policy"). Section 10D(a) requires the Commission, by rule, to direct the national securities exchanges to prohibit the listing of any security of an issuer that does not comply with the requirements set forth in the Clawback Policy, as described below. The Corporation's common stock is currently listed on the NYSE, a national securities exchange. Pursuant to Section 10D of the Exchange Act, the rules of the Commission require that:

> in the event that the issuer is required to prepare an accounting restatement due to the material noncompliance of the issuer with any financial reporting requirement under the securities laws, the issuer will recover from any current or former executive officer of the issuer who received incentive-based compensation (including stock options awarded as compensation) during the 3-year period preceding the date on which the issuer is required to prepare an accounting restatement, based on the erroneous data, in excess of what would have been paid to the executive officer under the accounting restatement.

The Commission's current Dodd-Frank Act rulemaking schedule provides for proposed Clawback Policy rules to be issued at or around the time of the Corporation's 2011 Annual Meeting. Although, the Commission has not adopted detailed rules regarding implementation of the Clawback Policy, the key requirements of such policy are provided in Section 10D of the Exchange Act.

The Division has granted no-action relief when the proposal would be substantially implemented pursuant to a law or statutory enactment currently in place or that would take affect shortly after the annual meeting. In *Altera Corporation* (March 17, 2005) ("*Altera Corporation*"), a proposal requested that the board establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company was excludable because such expensing was legally required shortly after the annual meeting. In *Bank of America Corporation* (January 1, 2008), a proposal requesting disclosure of the board of directors meeting attendance records for the prior year was excludable because such disclosure was already legally required under Commission disclosure rules. *See also*, *Wal-Mart Stores, Inc.* (March 28, 2007) (regarding disclosure already required under Commission disclosure rules).

Similar to *Altera Corporation,* the Exchange Act has been amended to add Section 10D, and the Commission will be issuing rules providing more detailed information with respect to the implementation of the Clawback Policy at or about the time of the Corporation's 2011 Annual Meeting. As noted above, the Dodd-Frank Act identifies the key provisions of the Clawback



Policy. Specifically, the Clawback Policy set forth in Section 10D requires recoupment from any "current or former executive officer" of any "incentive-based compensation (including stock options awarded as compensation)," during the "3-year period" preceding the date the company is required to prepare an accounting restatement based on "erroneous data," in excess of what the executive officer would have received under the restatement. The Clawback Policy as set forth in Section 10D directly addresses the essential objectives of the Proposal—recovery of erroneously awarded compensation.

In several instances, the Clawback Policy that will be adopted by the Corporation as a listed issuer on the NYSE is broader than the Proposal. For example, the Proposal gives the Corporation's Board of Directors (the "Board") the discretion to "determine whether to seek recoupment" while the Clawback Policy requires the Corporation to seek recovery. In addition, the Proposal is limited to "senior" executives, whereas the Clawback Policy broadly includes "any current or former executive officers." With respect to culpability of the executive officers, neither the Proposal nor the Clawback Policy takes culpability into consideration. Further, they are both triggered upon a restatement of financial information.

There are, however, certain instances where the Proposal diverges marginally from the Clawback Policy with respect to specific implementing terms used to accomplish the same essential objective. Specifically, the Proposal calls for 5-year look back period while the Clawback Policy requires a 3-year look back. The Proposal also refers to bonuses in addition to other incentive compensation while the Clawback Policy refers to incentive-based compensation. However, these deviations clearly do not alter the ***essential objective*** of the Proposal. While there are minor gaps or differences in terminology between the Proposal and the Clawback Policy, the Division has consistently taken the position that a company need not comply with every detail of a proposal or implement every aspect of a proposal in order to make a determination that the proposal has been substantially implemented to exclude it under Rule 14a-8(i)(10). *See Symantec*; *Bank of America Corporation* (January 14, 2008); *AMR Corp.; Eastman Kodak*; and *Texaco.*

The Corporation recognizes that there are minor differences between the Clawback Policy and the Proposal. However, the Corporation does not believe that these differences are meaningful when considering the essential objectives of the Proposal (i.e., recovery of erroneously awarded compensation). In fact, the Clawback Policy compares favorably to the objectives set forth in the Proposal, given that several aspects of the Clawback Policy are broader than the Proposal.

The Corporation advises the Division that it will fully comply with the rules and regulations adopted to implement the Clawback Policy as set forth in Section 10D of the Exchange Act



following the NYSE's release of definitive rules regarding the Clawback Policy in accordance with the Dodd-Frank Act and no later than the applicable compliance deadline.

We also note that the current Incentive Compensation Recoupment Policy ("Policy"), as set forth in the Corporation's Corporate Governance Guidelines,[1] covers all of the Corporation's executive officers and is broader than the clawback requirements under the Sarbanes-Oxley Act of 2002, which covers only the Corporation's Chief Executive Officer and Chief Financial Officer. Under the Policy, if the Board or an appropriate Board committee has determined that any fraud or intentional misconduct by one or more executive officers caused the Corporation, directly or indirectly, to restate its financial statements, the Board or committee will take, in its sole discretion , such action as it deems necessary to remedy the misconduct and prevent its recurrence. The Board or committee may require reimbursement of any bonus or incentive compensation awarded to such officers or cancel unvested restricted stock or outstanding stock option awards previously granted to such officers in the amount by which such compensation exceeded any lower payment that would have been made based on the restated financial results.

In addition to the Policy, the Corporation has two additional policies regarding recoupment, or "clawbacks," that work together with the Policy to ensure that the incentive compensation realized over time appropriately reflects the time horizon of the risks taken and encourage proper conduct. Beginning with performance year 2009, incentive awards to executive officers became subject to the following additional and separate "clawback" requirements that can result in awards being canceled or prior payments recouped:

- Equity awards (which make up the majority of the incentive awards to the Corporation's executive officers) are subject to a "performance-based clawback" to encourage sustainable profitability over the vesting period. If during the vesting period the Corporation or its executive officer's line of business (if applicable) experiences a loss, the Corporation's Compensation and Benefits Committee will assess the executive officer's accountability for the loss. This assessment will consider factors such as the magnitude of the loss, the executive officer's decisions that may have led to the loss, the executive officer's overall performance and other factors. Based on this assessment, the Compensation and Benefits Committee may determine to cancel all or part of the award.

[1] The Corporate Governance Guidelines are available on the Corporation's website at http://investor.bankofamerica.com/phoenix.zhtml?c=71595&p=irol-govguidelines.

- Equity awards are also subject to a "detrimental conduct clawback." If an executive officer engages in certain "detrimental conduct," the unvested portion of the equity award will be canceled. The Corporation may also require the executive to return all or a portion of amounts previously vested to reduce or recover any losses resulting from the detrimental conduct.

B. Encouragement of long-term, sustainable performance by the Corporation is already a component of the Corporation's compensation policies, thus substantially implemented.

The Proposal seeks board review and potential recoupment of incentive compensation if financial or operating metrics are determined by the board to be "materially unsustainable." As a NYSE-listed company, the Corporation is required to adhere to the Corporate Governance requirements set forth in the NYSE Listed Company Manual, which requires the independent compensation committee to review and approve goals and objectives relevant to CEO compensation, to determine and approve the CEO's compensation level based on this evaluation and to make recommendations to the board with respect to non-CEO executive compensation, including incentive and equity-based compensation. The Corporation's Compensation and Benefits Committee Charter[2] (the "Committee Charter") complies with the requirements of the NYSE Listing Manual and provides, in part, that the committee shall "[d]etermine and approve the compensation, including salary, incentive compensation and equity-based awards, for the Chief Executive Officer and the Company's other executive officers. In doing so, the Committee shall evaluate their performance in light of goals and objectives reviewed by the Committee and such other factors as the Committee deems appropriate in the best interests of the Corporation and in satisfaction of any applicable requirements of the NYSE and any other legal or regulatory requirements." Furthermore, the Corporation's Global Compensation Principles,[3] provide that the Corporation's "well-governed pay-for performance compensation program . . . rewards **long-term, sustainable results** that are aligned with shareholder interests. The overarching goal is to tie pay to performance while balancing rewards with prudent business decisions and sound risk management." (emphasis added) The Corporation designs its incentive compensation programs, including its executive compensation program, to be consistent with its Global Compensation Principles. On an annual basis, the Compensation and Benefits Committee reviews the performance of the Corporation's executive

---

[2] The Compensation and Benefits Committee Charter is available on the Corporation's website at http://investor.bankofamerica.com/phoenix.zhtml?c=71595&p=irol-govcommcomp.

[3] The Compensation Principles are available on the Corporation's website at http://investor.bankofamerica.com/phoenix.zhtml?c=71595&p=irol-govhighlights.



officers, including its CEO, to determine executive officer compensation opportunities and follows a principled, structured framework of analysis that includes "consideration of performance over one year and multi-year periods." This multi-year approach is intended to focus the Corporation's executive officers on "**consistent performance over time**, not just short-term results." (emphasis added)

As noted in the Corporation's 2010 definitive proxy statement, a significant portion of total compensation (generally up to 70%) for the Chief Executive Officer and 55% - 60% for the Corporation's other executive officers) is delivered in the form of an equity award in order to further focus the Corporation's executive officers on delivering sustainable returns to its stockholders over time. The Compensation and Benefits Committee historically made these equity awards in a balanced mix of restricted stock and stock options. The Committee believes that stock ownership is the simplest, most direct way to align executive officer interest with that of the Corporation's stockholders. The combination of three-year vesting for equity awards generally and stock ownership requirements balances the goals of encouraging sustainable results over time and rewarding those results with appropriate levels of realized compensation.

As discussed in detail above, the Division has granted no-action relief in situations where the "essential objective" of the proposal has been satisfied even if by means other than those suggested by the proponent. *See also, Intel Corp.* (March 11, 2003) (a proposal requesting that the company's board submit to a stockholder vote all equity compensation plans and amendments was substantially implemented by a board policy requiring a stockholder vote on most, but not all, forms of company stock plans). Because the Compensation and Benefits Committee already considers the long-term sustainability of the Corporation's results in determining compensation opportunities for the Corporation's executive officers, the material sustainability aspect of the Proposal has been substantially implemented.

C. Conclusion.

The Proposal seeks for the Corporation to establish a policy for the recovery of erroneously awarded compensation. This essential objective has been met. The requirements of the Proposal have been substantially implemented (i) as a result of the enactment of the Dodd-Frank Act and (ii) by the Corporation's existing Global Compensation Principles, existing recoupment or "clawback" policies and the Committee Charter. The Corporation does not believe that any meaningful gap exists between the Proposal and the Dodd-Frank Act or the current Global Compensation Principles, existing recoupment or "clawback" policies and the Committee Charter. The Corporation believes that the Dodd-Frank Act and its current Global Compensation Principles,



existing recoupment or "clawback" policies and Committee Charter satisfactorily address the underlying concerns of the Proposal by providing meaningful and strong policies for the recovery of erroneously awarded compensation. We believe that for the Division to require more from the Corporation would, in effect, be imposing the "fully effected" standard that was expressly disapproved by the Commission in the *1983* Release and again in the *1998 Release*. For the reasons discussed above, the Corporation believes the Proposal has been substantially implemented and may be properly omitted from the proxy materials for the 2011 Annual Meeting pursuant to Rule 14a-8(i)(10).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rules 14a-9 and 14a-5.

The Division has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so inherently vague and indefinite that neither stockholders voting on the proposal nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLB 14B*"); *Wendy's International. Inc.* (February 24, 2006) ("*Wendy's*"); *The Ryland Group, Inc.* (January 19, 2005) ("*Ryland*"); *Philadelphia Electric Co.* (July 30, 1992); and *IDACORP, Inc.* (January 9, 2001). Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading and Rule 14a-5, which requires that information in a proxy statement be "clearly presented."

The Division has clearly stated that a proposal should be drafted with precision. *See Staff Legal Bulletin 14* ("*SLB 14*") and *Teleconference: Shareholder Proposals: What to Expect in the 2002 Proxy Season* (November 26, 2001). In a November 26, 2001 teleconference, "*Shareholder Proposals: What to Expect in the 2002 Proxy Season,*" the Associate Director (Legal) of the Division (the "Associate Director") emphasized the importance of precision in drafting a proposal, citing SLB 14. The Associate Director stated, "you really need to read the **exact wording** of the proposal . . . . We really wanted to explain that to folks, and we took a lot of time to make it very, very clear in [SLB 14]." (emphasis added) Question B.6 of SLB 14 states that the Division's determination of no-action requests under Rule 14a-8 of the Exchange Act is based on, among other things, the "way in which a proposal is drafted." As a seasoned stockholder proponent, the Proponent should be expected to know the rules regarding precision in drafting proposals and should not be afforded any concessions due to imprecise wording of the Proposal.



The Corporation acknowledges that the Proponent submitted a substantially similar proposal for consideration at the Corporation's 2010 annual meeting of stockholders, and that the Division was unable to concur that the proposal was excludable under Rule 14a-8(i)(3). See *Bank of America Corporation* (February 16, 2010). Nevertheless, the Corporation respectfully requests that the Division reconsider it prior decision as the Corporation continues to believe the Proposal is vague and indefinite.

The Proposal is vague and indefinite because it is unclear whether the proposed policy is prospective or retrospective. The Proposal may be viewed as retrospective because it is drafted in the past tense, urging the Board to "**seek recoupment** of, bonuses and other incentive compensation (or appropriate portions thereof) **paid** to senior executives in the **previous** five years . . . ." (emphasis added) The Proposal also looks at whether financial or operating metrics (a) **have been** determined by the board **to have been** materially unsustainable . . . . or (b) **have been** the subject of a financial restatement, regardless of culpability . . . ." (emphasis added) The supporting statement does not provide meaningful clarity with respect to the prospective or retrospective nature of the Proposal. However, the supporting statement tends to indicate that the Proposal is actually intended to be prospective in its application — "[w]e favor compensation policies that **will focus** senior executives on the creation of sustainable value" (emphasis added) Because the Proposal is vague and indefinite, it cannot be presented clearly to stockholders. Neither the Corporation nor stockholders can determine if the Proposal would require the Corporation to (a) recoup compensation previously paid over the last five years or (b) adopt the proposed measures today and wait five years to apply the recoupment policy.

In addition, the Proposal is vague and indefinite because it does not include enough information for the stockholders of the Corporation to make an informed decision on the matter being presented. The Proposal leaves key terms and phrases undefined and is subject to multiple interpretations. The Proposal states that the recoupment policy should be based on "financial or operating metric(s)" that are undefined. In addition, the Proposal would require recoupment of compensation if any such undefined "financial or operating metric(s)" is determined to be "materially unsustainable" as shown by impairments, write downs "or other similar developments affecting" the undefined "financial or operating metric(s)." The Proposal does not define or illustrate what would qualify as "materially unsustainable" nor does it describe what constitutes an "other similar development" triggering a recoupment of incentive compensation. Accordingly, the Proposal does not provide sufficient guidance to enable the Corporation to implement it without making numerous and significant assumptions regarding what the Proponent is actually contemplating. The Proposal merely provides open ended language and not specific instruction.

The supporting statement illustrates the lack of guidance by shifting the details of the proposed



policy to the Board of Directors. The supporting statement indicates that the Proposal "gives the board discretion to define materiality as well as to decide how the policy will be incorporated into [the Corporation's] compensation programs." In effect, the Proposal urges the adoption of an undefined, open-ended compensation recoupment policy but provides insufficient guidance for implementation. There is simply no way that stockholders can know with any certainty what policy (a) they are being asked to approve or (b) would ultimately be adopted if the Proposal were approved. Similarly, there is no way that the Corporation can be certain that it has fulfilled the requests of the Proponent with any policy it may adopt.

The Division has consistently concurred with the exclusion of stockholder proposals concerning executive compensation under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that made them vague or indefinite. In particular, the Division has allowed exclusion of proposals relating to executive compensation that failed to define key terms or otherwise provide guidance on how the proposal would be implemented. *See General Motors Corporation* (March 26, 2009) (proposal requiring the elimination of "all incentives for the CEOS and Board of Directors" was vague and indefinite because it failed to define terms or give necessary guidance); *General Motors Corporation* (April 2, 2008) (proposal urging a board to develop a "leveling formula" to reduce the amount of payments that can be used to calculate the pension benefits of the highest level executive group and provides that the proposed formula would act to routinely adjust these benefit accruals by "the same percentage that the total executive population has changed in any given year compared to an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives" failed to define critical terms and was subject to differing interpretations); *Verizon Communications Inc.* (February 21, 2008) (proposal requested that the board adopt a new policy for the "compensation of senior executives which would incorporate criteria specified in the proposal for future awards of short and long term incentive compensation" failed to define critical terms and was subject to differing interpretations); *Prudential Financial, Inc.* (February 16, 2007) (proposal urging a board to seek stockholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations); *International Business Machines Corp.* (February 2, 2005) (proposal that "the officers and directors responsible" for IBM's reduced dividend have their "pay reduced to the level prevailing in 1993" was impermissibly vague and indefinite); *Otter Tail Corporation* (January 12, 2004) (proposal requesting that "future executive, salary and stock option plans be changed to 'limit' any benefits for either salary or stock options for 5 years" found vague and indefinite); *Eastman Kodak Company* (March 3, 2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks and stock options" failed to define various terms and gave no indication of how options were to be valued); and *General Electric Company* (February 5, 2003) (proposal urging a board "to seek shareholder approval of all compensation for Senior



Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance on how it would be implemented). In addition, these proposals were misleading because any action ultimately taken by the subject company upon implementation of the proposal could be significantly different from the actions envisioned by stockholders voting on the proposal. *See Philadelphia Electric Company* (July 30, 1992) and *NYNEX Corporation* (January 12, 1990).

Neither the Corporation nor its stockholders can determine with reasonable certainty what is required to adopt and implement the Proposal. The Proposal is not clearly presented, and the Corporation's stockholders should not be asked to guess on what they are voting. In addition, the Corporation and the stockholders could have significantly different interpretations of the Proposal. The Corporation believes that the Proposal is so inherently vague, ambiguous, indefinite and misleading that the Proposal may be omitted under Rule 14a-8(i)(3), as both a violation of Rule 14a-9 and Rule 14a-5.

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." Rule 14a-8(i)(6) permits the omission of a proposal or supporting statements if they require the company to take an action that it is unable to take because it lacks the power or authority to do so. *See SLB 14*. *SLB 14* reminds stockholders that when drafting a proposal, they should consider whether such an action is within the scope of a company's power or authority.

The Corporation lacks the power or authority to implement the Proposal because as discussed above, the Proposal is so vague and indefinite that the Corporation would be unable to determine with any precision what action should be taken. On its face, the Proposal is vague and indefinite both with respect to (a) whether the Proposal should be applied prospectively or retrospectively and (b) the precise terms of the proposed policy that the Corporation would be required to adopt if the Proposal were approved.

Also, as discussed in detail above, the Proposal is so inherently vague and indefinite that neither the stockholders voting on the Proposal, nor the Corporation in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the



Proposal requires. The Proposal leaves key terms and phrases undefined and is subject to multiple interpretations. Furthermore, the Proposal does not provide sufficient guidance to enable the Corporation to implement it without making numerous and significant assumptions regarding what the Proponent is actually contemplating. The Proposal only provides open ended language and not specific instruction. Furthermore, the supporting statement shifts the details of the proposed policy to the Corporation to determine the details of implementation. The Corporation cannot reasonably implement an undefined, open-ended compensation recoupment policy. *See generally International Business Machines Corp.* (January 14, 1992) (applying predecessor Rule 14a-8(c)(6)); *Schering-Plough Corp.* (March 27, 2008); and *Bank of America Corporation* (February 26, 2008).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2011 Annual Meeting. Based on the Corporation's timetable for the 2011 Annual Meeting, a response from the Division by February 3, 2011 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Craig T. Beazer, Deputy General Counsel of the Corporation, at 646-855-0892.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Craig T. Beazer
Steve Abrecht

EXHIBIT A

See attached.


SEIU
Stronger Together

November 16, 2010

Bank of America Corporation
Attn: Corporate Secretary
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Via email: alice.herald@bankofamerica.com

To Whom It May Concern:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2010 proxy statement of Bank of America Corp. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Bank of America shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. Proof of share ownership is being sent to you under separate cover, shortly after this mailing. Please contact Steve Abrecht at (202)730-7051 if you have any questions.

Sincerely,

Eunice Washington
Executive Director of Benefit Funds

cc: Steve Abrecht

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org



RESOLVED, that stockholders of Bank of America Corporation ("BAC" or the "Company") urge the board of directors to amend its clawback policy to provide that the board will review, and determine whether to seek recoupment of, bonuses and other incentive compensation (or appropriate portions thereof) paid to senior executives in the previous five years based on financial or operating metric(s) ("Compensation Metrics") that (a) have been determined by the board to have been materially unsustainable, as shown by subsequent impairment charges, asset writedowns or other similar developments affecting the Compensation Metrics or (b) have been the subject of a financial restatement, regardless of the culpability of the individual senior executive.

SUPPORTING STATEMENT

As long-term shareholders, we favor compensation policies that will focus senior executives on the creation of sustainable value. In our view, compensation practices, especially in the financial sector, fostered a short-term mentality and contributed to the excessive risk-taking that led to the financial crisis. Specifically, we believe that, as Harvard Professor Lucian Bebchuk has stated, "The ability to take a large amount of compensation based on short-term results off the table provides executives with powerful incentives to seek short-term gains even when they come at the expense of long-term value, say, by creating latent risks of implosion later on." (Testimony before the House Committee on Financial Services, June 11, 2009)

To address that problem, this proposal asks BAC's board to adopt a policy that BAC will seek to recoup or "claw back" compensation paid on any Compensation Metric that is later "reversed" because performance on the Compensation Metric turns out to have been materially unsustainable in the five years after the compensation was paid. The proposal gives the board discretion to define materiality as well as to decide how the policy will be incorporated into BAC's compensation programs.

The policy urged in this proposal would go beyond the clawback policy currently in place at BAC, which provides for recoupment in the event of "detrimental conduct" or a financial restatement caused by the executive's fraud or intentional misconduct, according to BAC's 2010 proxy statement. BAC does provide for forfeiture of certain equity-based awards if losses occur during the vesting period; however, we believe that a clawback policy applicable to cash bonuses as well as equity awards would more effectively focus senior executives on a long-term performance horizon. In our view, recoupment prompted by a financial restatement should not depend on the culpability of the executive. Even if the executive's conduct did not cause the restatement, the compensation was paid based on Compensation Metrics that were not in fact achieved.

We urge stockholders to vote FOR this proposal.


SEIU
Stronger Together

November 23, 2010

Bank of America Corporation
Attn: Corporate Secretary
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Also via email: alice.herald@bankofamerica.com

To Whom It May Concern:

In compliance with Rule 14a-8(b)(2), enclosed please find a "Proof of Ownership" letter from Amalgamated Bank dated November 16, 2010.

If you have any questions or need any additional information please contact Steve Abrecht at 202-730-7051.

Sincerely,

Eunice Washington
Executive Director of Benefit Funds

EW:bh
Enclosure

cc: Steve Abrecht

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org

2908 440hw 9 05



RAY MANNARINO, CFA, CPA
Vice President

TEL (212) 895-4909
FAX (212) 895-4524
raymondmannarino@amalgamatedbank.com

November 16, 2010

Ms. Eunice Washington
Executive Director of Benefit Funds
SEIU Master Trust
11 DuPont Circle
Suite 900
Washington, DC 20036

Re: Bank of America Corp.: Cusip 060505104

Dear Ms. Washington,

Amalgamated Bank is the record owner of 213,360 shares of common stock (the "shares") of Bank of America Corp, beneficially owned by SEIU Master Trust. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account #2352. The SEIU Master Trust had held shares continuously for at least one year on 11/16/10 and continues to hold shares as of the date set forth above.

If you have any questions or need anything further, please do not hesitate to call me at (212) 895-4909.

Regards,

Ray Mannarino
Vice President
Amalgamated Bank

CC: Vonda Brunsting
Joseph Brunken